Exhibit 99.1

DIGINEX LIMITED

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 sEPTEMBER 2020 AND 2019

DIGINEX LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the six months ended 30 September 2020 and 30 September 2019 (Unaudited)

		Six months ended 30 September 2020	Six months ended 30 September 2019
	Notes	USD	USD
CONTINUING OPERATIONS
Revenue	3	23,133	180,330

General and administrative expenses	4	(36,049,082)	(13,766,862)
OPERATING LOSS		(36,025,949)	(13,586,532)

Other expenses and losses, net	6	(75,928,775)	(157,005)
Impairment losses on financial assets, net	7	-	(10,105,671)
Finance costs, net	8	(947,556)	(945,488)

LOSS BEFORE TAX		(112,902,280)	(24,794,696)
Income tax expense	9	-	-
LOSS FROM CONTINUING OPERATIONS		(112,902,280)	(24,794,696)
DISCONTINUED OPERATIONS
Profit (loss) from discontinued operation (attributable to the ordinary equity holders of the Company)	34	4,879,980	(307,804)

LOSS FOR THE PERIOD		(108,022,300)	(25,102,500)
Loss attributable to:
Owners of the Company		(107,854,701)	(24,946,118)
Non-controlling interests		(167,599)	(156,382)
		(108,022,300)	(25,102,500)
LOSS PER SHARE FOR LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic loss per share	10	$(6.04)	$(1.75)

EARNINGS (LOSS) PER SHARE FOR PROFIT (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic earnings (loss) per share	10	$0.26	$(0.02)

LOSS PER SHARE FOR LOSS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic loss per share	10	$(5.78)	$(1.77)

The above interim condensed consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

DIGINEX LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the six months ended 30 September 2020 and 30 September 2019 (Unaudited)

	Six months ended 30 September 2020	Six months ended 30 September 2019
	USD	USD

LOSS FOR THE PERIOD	(108,022,300)	(25,102,500)

OTHER COMPREHENSIVE LOSS
Exchange loss on translation of foreign operations	(168,058)	(5,334)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(108,190,358)	(25,107,834)
Total comprehensive loss attributable to:
Owners of the Company	(108,022,759)	(24,951,452)
Non-controlling interests	(167,599)	(156,382)
	(108,190,358)	(25,107,834)
Total comprehensive loss attributable to Owners of the Company arising from:
Continuing operations	(112,902,739)	(24,643,648)
Discontinued operations	4,879,980	(307,804)
	(108,022,759)	(24,951,452)

The above interim condensed consolidated statement of comprehensive loss should be read in conjunction with the accompanying notes.

DIGINEX LIMITED

iNTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 30 September 2020 (Unaudited) and 31 March 2020 (Audited)

		(Unaudited) At 30 September 2020	(Audited) At 31 March 2020
	Notes	USD	USD
ASSETS
Intangible assets, net	11	14,517,529	10,669,116
Property, plant and equipment, net	12	884,837	1,219,721
Right-of-use assets, net	13	1,906,320	2,879,032
Financial assets at fair value through profit or loss	15	470,428	449,011
Prepayment, deposits and other receivables, non-current	16	53,678	1,246,947
Non-current assets		17,832,792	16,463,827
Trade receivables	16	5,239	72,652
Prepayment, deposits and other receivables	16	2,837,625	1,808,179
Amount due from an associate	17	277,421	977,421
Amounts due from related companies	18	12,392	12,392
Amounts due from shareholders	18	37,579	37,726
Client assets	19	3,380,334	543,910
Digital assets	20	633,382	329,827
Cash held in trust	33	35,263,363	-
Cash and cash equivalents		27,576,488	988,836
Current assets		70,023,823	4,770,943
TOTAL ASSETS		87,856,615	21,234,770
EQUITY (DEFICIT)
Share capital	21	267,731,157	139,336,569
Reverse acquisition reserve	21	(129,036,521)	(85,180,290)
Warrants	24	8,324,147	-
Share-based payment reserve	22	63,418,453	10,356,664
Foreign currency translation reserve		(154,010)	14,048
Accumulated losses		(176,041,073)	(68,186,372)
Shareholders’ equity (deficit) attributable to the owners of the Group		34,242,153	(3,659,381)
Non-controlling interests		(373,394)	(205,795)
Total equity (deficit)		33,868,759	(3,865,176)
LIABILITIES
Lease liabilities, non-current	26	225,120	945,374
Non-current liabilities		225,120	945,374
Amount due to an associate	17	900,046	-
Amounts due to directors	18	2,656	374,604
Loans from shareholders	18	-	10,711,563
Amounts due to shareholders	18	49,549	1,686
Redemption liability	33	35,263,363	-
Client liabilities	19	3,380,334	543,910
Lease liabilities, current	26	1,779,119	2,132,877
Other payables and accruals	27	12,387,669	9,714,932
Notes payable	28	-	675,000
Current liabilities		53,762,736	24,154,572
Total liabilities		53,987,856	25,099,946
TOTAL EQUITY (DEFICIT) AND LIABILITIES		87,856,615	21,234,770

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

DIGINEX LIMITED

interim CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 September 2020 and 30 September 2019 (Unaudited)

		Attributable to owners of the Group
		Share capital
				Reverse acquisition		Share-based payment	Foreign currency translation	Accumulated		Non-controlling	Total shareholders’
		Shares	Amount	reserve	Warrants	reserve	reserve	Losses	Total	interests	equity
	Notes		USD	USD	USD	USD	USD	USD	USD	USD	USD
Balance at 1 April 2019 (audited)	21	973,903	13,382,920	-	-	634,462	(8,855)	(10,094,383)	3,914,144	(61,954)	3,852,190
Shares issued for cash during the period	21	117,559	16,873,083	-	-	-	-	-	16,873,083	-	16,873,083
Shares issued to employees	21	1,578	450,000	-	-	-	-	-	450,000	-	450,000
Expenses related to raise of capital	21	-	(568,867)	-	-	-	-	-	(568,867)	-	(568,867)
Total loss for the year		-	-	-	-	-	-	(24,946,118)	(24,946,118)	(156,382)	(25,102,500)
Total other comprehensive loss for the year		-	-	-	-	-	(5,334)	-	(5,334)	-	(5,334)
Equity-settled share-based payments	22	-	-	-	-	1,799,382	-	-	1,799,382	-	1,799,382
Balance at 30 September2019		1,093,040	30,137,136	-	-	2,433,844	(14,189)	(35,040,501)	(2,483,710)	(218,336)	(2,702,046)
Recapitalization of Diginex HK (1:13.9688 exchange ratio)	21	14,175,373	47,526,184	(47,526,184)	-	-	-	-	-	-	-
Balance at 30 September 2019 (unaudited)		15,268,413	77,663,320	(47,526,184)	-	2,433,844	(14,189)	(35,040,501)	(2,483,710)	(218,336)	(2,702,046)

Balance at 1 April 2020 (audited) (Note a)	21	1,251,347	54,156,279	-	-	10,356,664	14,048	(68,186,372)	(3,659,381)	(205,795)	(3,865,176)
Shares issued for cash during the period	21	3,572	285,438	-	-	-	-	-	285,438	-	285,438
Shares issued on conversion of convertible bond	21	318,311	25,436,232	-	-	-	-	-	25,436,232	-	25,436,232
Shares issued for consulting services	21	595	47,546	-	-	-	-	-	47,546	-	47,546
Shares issued for intangible asset purchase	11	3,899	600,056	-	-	-	-	-	600,056	-	600,056
Shares issued to employees	21	9,114	728,300	-	-	-	-	-	728,300	-	728,300
Shares issued to settle shareholder loan	18	9,039	722,306	-	-	-	-	-	722,306	-	722,306
Equity-settled share-based payments	22	448	35,800	-	-	20,913,489	-	-	20,949,289	-	20,949,289
Equity-settled earn-out awards	23	-	-	-	-	32,148,300	-	-	32,148,300	-	32,148,300
Anti-dilutive share issuance	21	187,001	-	-	-	-	-	-	-	-	-
Expenses related to raise of capital	21	6,382	(152,044)	-	-	-	-	-	(152,044)	-	(152,044)
Total loss for the period		-	-	-	-	-	-	(107,854,701)	(107,854,701)	(167,599)	(108,022,300)
Total other comprehensive loss for the period		-	-	-	-	-	(168,058)	-	(168,058)	-	(168,058)
Subtotal		1,789,708	81,859,913	-	-	63,418,453	(154,010)	(176,041,073)	(30,916,717)	(373,394)	(31,290,111)
Recapitalization of Diginex HK (1:13.9688 exchange ratio)	21	23,210,292	129,019,911	(129,019,911)	-	-	-	-	-	-	-
Subtotal		25,000,000	210,879,824	(129,019,911)	-	63,418,453	(154,010)	(176,041,073)	(30,916,717)	(373,394)	(31,290,111)
Recapitalized with founding share of the Company	33	1	1	(16,610)	-	-	-	-	(16,609)	-	(16,609)
Acquisition of 8i Enterprises	33	6,688,392	56,851,332	-	8,324,147	-	-	-	65,175,479	-	65,175,479
Balance at 30 September 2020 (unaudited)		31,688,393	267,731,157	(129,036,521)	8,324,147	63,418,453	(154,010)	(176,041,073)	34,242,153	(373,394)	33,868,759

Note a – The balance of share capital as at 31 March 2020 has been recapitalized and reflected as such in the condensed consolidated statement of financial position as per the table in note 21.

The above interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

DIGINEX LIMITED

interim CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended 30 September 2020 and 30 September 2019 (Unaudited)

		Six months ended 30 September 2020	Six months ended 30 September 2019
	Notes	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) profit from:
Continuing operations		(112,902,280)	(24,794,696)
Discontinued operations		4,879,980	(307,804)
LOSS INCLUDING DISCONTINUED OPERATIONS		(108,022,300)	(25,102,500)
Adjustment for:
Net loss on sale of financial assets	6	-	221,626
Interest received	8	-	(7)
Finance costs	8	947,556	945,494
Net fair value gains on financial assets at fair value through profit or loss	6	(22,266)	-
Impairment loss on financial assets	7	-	9,623,739
Impairment of other receivables	7	-	481,932
Depreciation – property, plant and equipment	12	399,389	392,150
Disposal – property, plant and equipment	12	37,600	-
Depreciation – right-of-use assets	13	961,357	958,272
Impact on reclassification to short term lease		(32,588)	-
Amortization – Intangible assets	11	478,069	-
Shares issued to employees	21	715,834	-
Equity-settled share-based payments	21	35,800
Shares issued for consulting services	21	-	450,000
Equity-settled share-based payments – employee share option scheme and accrued share awards	22	20,913,489	1,766,023
Equity settled earn-out awards	23	32,148,300	-
Transaction expense	33	43,995,869	-
Discontinued operations	34	(5,987,534)	33,359
		(13,431,425)	(10,229,912)
Changes in:
Trade receivables		67,413	(124,200)
Prepayment, deposits and other receivables		(188,703)	(568,647)
Income tax expense		-	(27,680)
Client assets		(2,836,424)	-
Client liabilities		2,836,424	-
Amounts due from related companies		-	11,279
Other payables and accruals		598,197	2,660,339
Amounts due to directors		(371,948)	(167,427)
Advances to an associate company		700,000	(228,095)
Advance from an associate company		900,046	-
Amounts due from shareholders		67	(63,561)
Digital assets		(303,555)	-
Cash used in operating activities		(12,029,908)	(8,737,904)
Finance costs paid		(341,761)	(1,164,558)
Net cash used in operating activities		(12,371,669)	(9,902,462)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	12	(43,723)	(5,724)
Acquisition of subsidiaries, net of cash acquired	33	(25,000)	-
Cash received on completion of Transaction	33	24,149,575	-
Cash held in trust	33	(35,263,363)	-
Redemption liability	33	35,263,363	-
Sales of financial assets through profit and loss		-	155,951
Investment in financial assets through profit and loss	15	-	(267,773)
Interest received		-	7
Software development	11	(3,782,142)	(2,115,701)
Net cash generated from (used in) investing activities		20,298,710	(2,233,240)
CASH FLOWS FROM FINANCING ACTIVITIES
Loan receivables		-	(2,000,000)
Payment of lease liabilities	26	(1,175,969)	(928,648)
Proceeds from issues of share capital, net		255,438	16,304,214
Proceeds from loans from shareholders	18	100,000	3,493,590
Repayment of loans from shareholders	18	(3,949,050)	(4,600,000)
Proceeds from notes payable		-	625,000
Repayment of notes payable	28	(675,000)	-
Proceeds from convertible bond, net		24,272,539	-
Net cash generated from financing activities		18,827,958	12,894,156
NET INCREASE IN CASH AND CASH EQUIVALENTS		26,754,999	758,454
Cash and cash equivalents at the beginning of the period		988,836	740,061
Effect of foreign exchange rate changes		(167,347)	(754)
CASH AND CASH EQUIVALENTS AT 30 SEPTEMBER		27,576,488	1,497,761

Non-cash investing and financing activities

Non-cash investing and financing activities for the six months ended 30 September 2020, as disclosed in the notes, are:

●	Acquisition of intangible assets through the issuance of Diginex HK shares valued at $600,056 (note 11)
●	Addition to right-of-use assets and lease liabilities of $406,333 (notes 13 and 26)
●	Settlement of loans from shareholders of $722,306 via issuance of shares in Diginex HK (note 18.5)
●	Settlement of loans from shareholders of $100,000 via issuance of a convertible bond (note 18.5)
●	Settlement of deferred compensation from the salary deferral scheme of $485,000 via issuance of convertible bonds (note 29)
●	Conversion of convertible bonds and accrued interest into shares in Diginex HK of $25,436,232 (note 21)

Non-cash investing and financing activities for the six months ended 30 September 2019, as disclosed in the notes, are:

●	Loan novation of $4,323,530 from a loan receivable to an amount due from an associate (notes 14 and 17)

The above interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

DIGINEX LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 September 2020 and 2019 (Unaudited)

1 ACTIVITIES

Diginex Limited (the “Company”) was incorporated on 1 October 2019 and domiciled in Singapore with its registered office and principal place of business located at 1 Robinson Road #18-00 AIA Tower Singapore 048542.

The Company is an investment holding company listed on Nasdaq. The Company has various subsidiaries that are incorporated in Hong Kong, People’s Republic of China (“PRC”), Singapore, Switzerland, Republic of Korea, Japan, Germany, Jersey, United Kingdom, British Virgin Islands and Republic of Seychelles (“collectively, the Group”). The principal activities of its subsidiaries are the provision of financial services and technology solutions for the digital asset trading community.

On 30 September 2020, the Company completed a share swap transaction (“Transaction”) with 8i Enterprises Acquisition Corp (“8i Enterprises”), a company incorporated in the British Virgin Islands and Diginex Limited (“Diginex HK”), a company incorporated in Hong Kong. Prior to the Transaction, Diginex HK was the parent of the Diginex group of companies (“Diginex HK group”). 8i Enterprises was a blank check company listed on Nasdaq, also referred to as a Special Purpose Acquisition Company (“SPAC”). The SPAC was formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. The Transaction resulted in the Company becoming the ultimate parent holding company of 8i Enterprises and Diginex HK (together with its subsidiaries) and listed on Nasdaq under the ticker code EQOS. Diginex HK became a subsidiary of 8i Enterprises. Prior to the Transaction, the Company had issued one founding share and as part of the Transaction, the Company issued 31,688,392 new shares and 6,212,050 warrants. 25,000,000 of the new shares were issued to former shareholders of Diginex HK with the balance being issued to former shareholders of 8i Enterprises and service providers that aided the completion of the Transaction. The warrants were issued to former shareholders and warrant holders of 8i Enterprises.

Under the terms of the Transaction, the Company is also required to issue 12,000,000 earn-out shares in four equal tranches to the former shareholders of Diginex HK if certain share price milestones are met over a four-year period post 30 September 2020. Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued. See note 23 for details.

Furthermore, as part of the Transaction, 5,600,000 employee share options were granted to replace the legacy employee share option scheme of Diginex HK.

Prior to 30 September 2020, under the structure of the SPAC, the 8i Enterprises shareholders had the option to redeem their investment. If they decided not to redeem their shares would be swapped on a one to one basis with those of the Company. Upon investment into 8i Enterprises, the SPAC shareholder monies were placed in an interest-bearing Trust account (the “Trust”) and as at 30 September 2020 the balance of the account was $59,247,307 which equated to $10.30 per share, comparing to the initial investment per share of $10.00. The increment being additional fees to extend the SPAC’s time available to consummate the Transaction and interest earned. Prior to the Transaction, 3,423,625 out of a total of 5,750,000 shareholders opted to redeem their holdings in 8i Enterprises in cash instead of participating in the Transaction. Accordingly, on 30 September 2020, the Group held cash of $35,263,363 that was due back to these redeeming shareholders with such funds being paid on 2 October 2020. In addition, cash of $3,019,223 was paid to the Transaction service providers that had outstanding invoices to leave a remaining cash balance in the Trust of $20,964,721.

Due to the structure of the above Transaction, these interim condensed consolidated financial statements are considered as a continuation of the Diginex HK group, with a recapitalization of equity post the Transaction in accordance with the accounting policy set out in note 2. Accordingly, the 30 September 2019 and 31 March 2020 interim condensed consolidated financial statements reflect the financial performance and position of the Diginex HK group assuming it had been recapitalized under the terms of the Transaction. The total shareholders equity and reserves remain the same, with a reverse acquisition reserve to offset the increase in share capital.

These interim condensed consolidated financial statements are presented in US dollars (USD), which is the same as the functional currency of the Company.

These interim condensed consolidated financial statements for the six months ended 30 September 2020 and 30 September 2019 were authorized for issue by the Board of Directors on 22 January 2021. The Company’s board of directors has the power to amend the interim condensed consolidated financial statements after issue.

1.1 Summary of significant transactions

During the six months ended 30 September 2020, the Group incurred the following transactions that significantly affect the financial position and performance of the Group:

●	The Company completed the Transaction with 8i Enterprises and Diginex HK which led to the issuance of 31,688,392 shares (the Company has previously issued one founding share). Given the structure of the Transaction it is deemed that Diginex HK, from an accounting perspective, was the accounting acquirer with the previously consolidated Diginex HK results being recapitalized to reflect the share issued to the former Diginex HK shareholders in relation to the Transaction, see note 21.
●	6,212,050 warrants were issued by the Company to replace the outstanding warrants of 8i Enterprises. The warrants have a fair value of $8,324,147 recorded as equity instruments issued, see note 24.
●	The Transaction resulted in a $43,995,869 non-cash Transaction expense under IFRS 2 as described in note 6 and 33.
●	Under the terms of the Transaction 12,000,000 shares will be issued via an earn-out provision should share price milestones be met over a 4-year period from 30 September 2020. Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued. These shares have a grant date fair value of $32,148,300 and recognized on 30 September 2020 as a share-based payment reserve and an expense to the interim condensed consolidated statement of profit or loss under IFRS 2, see note 23.
●	The employee share option scheme under Diginex HK was replaced by a new scheme under the Company upon completion of the Transaction. The new scheme has a different vesting period than the former Diginex HK scheme which resulted in an acceleration of employee benefit expenses of $1,312,833 (note 22). This is in addition to the on-going expense related to the employee share option scheme which for the six months ended 30 September 2020 amounted to $20,159,369, see note 22.
●	Total capitalization of intangible assets amounted to $4,382,198 in relation to the continued build out of the digital asset exchange, EQUOS, see note 11.
●	The shareholders loan which amounted to $10,711,563 as at 31 March 2020 was fully settled by a mix of cash, conversion to shares, investment into a convertible bond, and as consideration for the sale of the Solutions Business, see note 18.5.
●	The issuance of share capital in Diginex HK, prior to the Transaction, for cash and non-cash consideration, net of capital raise expenses of $27,703,634 (see note 21) included the conversion of $25,000,000 convertible bonds and the associated finance costs of $436,232 into shares. The convertible bonds were issued in May 2020 and converted into Diginex HK shares prior to the Transaction, see note 29.
●	The sale of the Solutions Business to Rhino Ventures Limited, a related party, in May 2020 resulted in a recognized gain on sale of $4,997,117, see note 34.

2 BASIS OF PREPARATION

The interim condensed consolidated financial statements for the six months ended 30 September 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the audited combined and consolidated financial statements of Diginex HK for the year ended 31 March 2020.

Operating results for the six months ended 30 September 2020 are not necessarily indicative of the results that may be expected for the year ending 31 March 2021.

In the opinion of management, the interim condensed consolidated financial statements include all adjustments necessary to make the financial statements not misleading, and all adjustments are of a normal recurring nature unless otherwise stated.

2.1 Going concern basis of accounting

Following the completion of the Transaction with 8i Enterprises, the Group had an available cash balance of $27.6m and net assets of $33.9m. Taking the current interim condensed consolidated statement of financial position into account along with the Group’s ability to raise capital (see note 37), management’s ability to control costs, and the forecasted growth of business lines, any going concern issues have been alleviated.

2.2 Changes in accounting policies and disclosures

New IFRS standards adopted during the period

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 March 2020 except for the adoption of the new standards and interpretations noted below:

●	Amendments to IFRS 16: COVID19 Related Rent Concessions (effective for fiscal periods beginning on or after 1 June 2020)
●	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform – Phase 1 (effective for fiscal periods beginning on or after 1 January 2020)

The application of these amendments, did not have a material impact on the interim condensed consolidated financial statements of the Group.

2.3 Significant accounting estimates and judgments

The preparation of the Group’s interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied to the audited combined and consolidated financial statements as at and for the year ended 31 March 2020 with the exception of these additional judgment areas:

Deemed reverse acquisition

On 30 September 2020, the Company completed the Transaction. Management has made the following judgments which have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements:

The Company entered into the Transaction with 8i Enterprises and Diginex HK that resulted in the issuance of shares and warrants to the shareholders of 8i Enterprises, Diginex HK and service providers. Following the issuance, the Company became the ultimate parent holding company of 8i Enterprises and Diginex HK (together with its subsidiaries) and listed on Nasdaq.

Under IFRS 3, neither 8i Enterprises nor the Company met the definition of a business and therefore the Transaction is not defined as a business combination. Although Diginex HK is considered a business under IFRS 3, a business combination requires the combination of businesses and hence requires more than one business in the transaction to fall within the scope of the standard. In accordance with IAS 8 paragraph 10, in the absence of an IFRS that specifically applies to such a transaction, management should apply judgment in developing and applying an accounting policy that results in financial statements that are presented in a way that reflects the economic substance of the transaction.

Management has concluded that the Transaction would be more accurately represented as a deemed reverse acquisition of 8i Enterprises and the Company by Diginex HK, together with a recapitalization of the Group’s share capital. The outcome of such judgment being that the results of Diginex HK, subject to an adjustment to equity to reflect the issuance of shares by the Company on completion of the Transaction, have been consolidated on the basis that Diginex HK is the accounting acquirer and hence the historical results of Diginex HK continue to be consolidated on an on-going basis. The excess between the fair value of the shares and equity instruments issued and the net assets acquired is treated as an expense under IFRS 2. Details of the accounting policy applied is summarized in note 2.4.

Share-based payments – replacement of employee share option scheme

The Group replaced the employee share option scheme issued by Diginex HK with the establishment of a plan with modified terms issued by the Company upon completion of the Transaction. Under IFRS 2, the Group considered this as a replacement and modification of the Diginex HK scheme (see note 22).

Share-based payments – earn-out awards

The Transaction agreement between the Company, 8i Enterprises and Diginex HK has an earn-out provision where former Diginex HK shareholders will receive up to 12,000,000 additional shares in the Company if share price related milestones are achieved over a 4-year period from 30 September 2020 post Transaction. Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued. Earn-out awards are accounted for under IFRS 2 as equity-settled awards with non-vesting conditions.

The fair value of the earn-out awards is based on a Monte Carlo simulation analysis utilizing a Geometric Brownian Motion taking assumptions on share price volatility, risk-free rate and other market data to predict distribution of relative share performance.

The share price volatility assumption used in the model is based on publicly listed traditional financial exchanges (i.e. non-crypto) and other related companies, and a 6-months BTC option volatility. The 6-months BTC option volatility being included to reflect the exposure to digital assets which would not be a feature of the traditional exchanges and other related companies selected as a comparable within the model.

Related party transaction – sale of Solutions Business

The IFRS conceptual framework of accounting defines income as an increase in assets or decrease in liabilities that results in increases in equity, other than those relating to contributions from equity holders. When a transaction is entered into with a related party, judgment is required in determining whether the accounting gain represents income or a capital contribution. The accounting treatment is determined by considering if the related party was acting in their capacity as a related party or a normal counterparty for the particular transaction.

During the 6 months ended 30 September 2020, the Group sold the Solutions Business to Rhino Ventures Limited, an entity controlled by Miles Pelham, the founder of Diginex HK. The transaction resulted in income recorded in the interim condensed consolidated statement of profit or loss on the basis that Rhino Ventures Limited was acting as a normal counterparty and purchased the Solutions Business at fair market value, as determined by the following:

1)	The Solutions Business was offered to other parties to acquire, not only to Rhino Ventures Limited. A less favorable tentative offer was received from a third party to that offered by Rhino Ventures Limited.
2)	Management believes the consideration paid is fair and reasonable. In making that judgment, management considered that certain inputs of the internally created valuation model were reviewed by an independent third party.
3)	Shareholders voted to approve the sale of the Solutions Business to Rhino Ventures Limited.

Management believes that these attributes support that Rhino Ventures Limited purchased the Solutions Business at fair market value, therefore management concluded that the gain on sale of the Solutions Business should be reflected as income in the interim condensed consolidated statement of profit or loss.

2.4 Summary of significant accounting policies

In preparing these interim condensed consolidated financial statements, the Group’s accounting policies are the same as those applied to the audited combined and consolidated financial statements as at and for the year ended 31 March 2020 with the exception of these which are new:

New policies:

Revenue recognition – Exchange income

In July 2020, the Group launched EQUOS, its digital asset exchange platform. Revenue is generated from fees earned when clients buy and sell digital assets on EQUOS at that point in time. In addition, revenues are also generated, at a point in time, when clients withdraw assets from the platform.

Deemed reverse acquisition

The acquisition method of accounting is used to account for all deemed reverse acquisitions where in substance there is an operating company is acquired by a shell company where the shareholders of the operating company obtain control of the shell company.

For the Transaction, Diginex HK is the operating company while both the Company and 8i Enterprises are considered as shell companies.

Identifying the accounting acquirer/accounting acquiree:

The Company is considered as the legal acquirer and the accounting acquiree. Control is obtained by Diginex HK shareholders as the Company issued 25,000,000 shares which allowed Diginex HK shareholders to hold the majority of issued share capital and voting rights.

Determining the deemed consideration transferred:

The deemed consideration transferred for the deemed reverse acquisition of 8i Enterprises is:

1.	The fair value of the shares which Diginex HK would have had to issue in establishing the same post transaction control structure but as if it were the legal acquirer; or
2.	The quoted price of the Company’s shares and warrants multiplied by the number of the instruments held by the former 8i Enterprises shares and warrants holders on the date the deemed reverse acquisition completes.

In a transaction involving only the exchange of equity instruments, the fair value of the Company’s shares and warrants that are quoted on Nasdaq should be used to measure the consideration transferred as it is more reliably measurable than the value of the Diginex HK’s equity based on IFRS 13 fair value hierarchy principles.

Based on this principle, the Group measured the deemed consideration for the Transaction using the quoted Nasdaq share price of the Company’s shares and warrants on the completion date of 30 September 2020.

Fair value of assets and liabilities acquired in a deemed reverse acquisition:

Identifiable assets acquired and liabilities assumed in a deemed reversed acquisition are, with limited exceptions, measured initially at their fair values at the acquisition date. For the Transaction, the net assets acquired from 8i Enterprises and the Company are primarily cash, prepayments and trade payables, and their carrying value approximates fair value.

There is no non-controlling interest involved in the Transaction. Acquisition related costs such as professional fees were expensed as incurred.

Calculate the Transaction expense:

The excess of the deemed consideration transferred over the fair value of the net identifiable assets acquired from 8i Enterprises represents a service and is recorded as an expense under IFRS 2 in the Group’s interim condensed consolidated statement of profit or loss.

Presentation of the interim condensed consolidated financial statements post deemed reverse acquisition:

In the Transaction, the Company being the accounting acquiree (legal acquirer), becomes the ultimate parent holding company of the Group, however, the interim condensed consolidated financial statement represents a continuation of Diginex HK, the accounting acquirer (legal acquiree) with the exception of the legal capital structure.

Shareholders’ equity of Diginex HK prior to the Transaction is retrospectively adjusted as a recapitalization for the equivalent number of shares received and on a pro rata basis for prior reporting periods. Retained earnings and relevant reserves of the Diginex HK are carried forward after the Transaction. Any difference to shareholders equity of Diginex HK arising from the recapitalization of share capital and equity instruments issued is recorded in equity under the reverse acquisition reserve (note 25).

Share-based payments – earn-out awards

The earn-out awards are equity-settled awards measured on grant date in accordance with IFRS 2 and the grant date fair value of each award takes into account the non-vesting conditions.

Market conditions and non-vesting conditions are considered in estimating the fair value of an individual share using a Monte Carlo simulation model.

Earnings per share

Earnings per share for periods prior to the deemed reverse acquisition are retrospectively adjusted to reflect the number of equivalent shares received by the accounting acquirer, Diginex HK, based on the number of shares outstanding on the reporting dates multiplied by the exchange ratio. The exchange ratio being calculated as the number of shares issued by the Company to the former shareholders of Diginex HK divided by the number of shares outstanding in Diginex HK on 30 September 2020.

Significant accounting policies relevant to the interim condensed consolidated financial statements to note:

Impairment of financial assets

Under IFRS 9, the Group records an allowance for Expected Credit Loss (“ECL”) for financial assets not held at fair value through profit or loss.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade and other receivables, amounts due from an associate/shareholders/related companies/joint venture and loan receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group calculates the ECL based on adjusted for forward-looking factors specific to the customer and the economic environment.

The Group considers a financial asset in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

2.5 Reclassification

Certain reclassifications have been made to the interim condensed consolidated financial statements in the prior period to present the discontinued operations following the sale of the Solutions Business and the recapitalization of the Group on a comparable basis following the Transaction. The reclassifications have no impact on the previously reported loss for the period nor the accumulated losses.

3 Revenue

An analysis of the Group’s revenue from continuing operations for the reporting periods are as follows:

	Six months ended 30 September 2020	Six months ended 30 September 2019
	USD	USD
Capital markets service income	9,998	102,561
Asset management fee income	-	75,412
Trading income	9,105	2,357
Exchange income	3,272	-
Custody service income	758	-
	23,133	180,330

4 GENERAL AND ADMINistrative expenses

		Six months ended 30 September 2020	Six months ended 30 September 2019
	Notes	USD	USD
Employee benefit expenses (including directors’ remunerations)	5	29,222,229	8,530,722
Amortization of intangible assets	11	478,069	-
Depreciation of property, plant and equipment	12	399,389	392,150
Depreciation of right-of-use assets	13	961,357	958,272
Operating lease expense in respect of short-term leases		137,175	91,111
Auditor’s remuneration	(a)	480,949	70,799
Legal and professional fees	(b)	1,324,239	2,095,235
Expensed software development	(c)	303,984	-
Technology	(d)	2,054,304	398,866
Other expenses	(e)	687,387	1,229,707
		36,049,082	13,766,862

Note 4(a): Auditor’s remuneration increased from $70,799 to $480,949 for the six months ended 30 September 2020. The incremental costs related, in part, to expenses related to the Transaction.

Note 4(b): Legal and professional fees mainly consist of:

●	The costs incurred during the six months ended 30 September 2019 were driven by legal fees in relation to the Transaction. During the period ended 30 September 2020, the Group received a discount on previously issued invoices from a legal advisor to the Transaction which resulted in reduced legal fees during the period

●	Professional fees incurred when seeking regulatory advice across all business lines

●	Fees for compliance related software for activities to support Know Your Customer and Anti-Money Laundering monitoring, and

●	Fees paid to strategic partners of the digital exchange platform EQUOS during the six months ended 30 September 2020

Note 4(c): Expensed software development are costs associated with the build of EQUOS which do not meet the criteria to be capitalized.

Note 4(d): Technology costs consist, in part, of cloud-based hosting services. The period on period growth is driven by the additional demand for this service during the development of EQUOS.

Note 4(e): Other expenses in both periods consist of business travel and marketing expenses. The period on period reduction is primarily due to a reduction of business travel following the global restrictions in place due to the COVID-19 pandemic.

5 Employee benefit expenses

5.1 Employee benefit expense

	Six months ended 30 September 2020	Six months ended 30 September 2019
	USD	USD
Basic salaries, allowances and all benefits-in-kind	7,135,020	6,628,477
Pension costs - defined contribution plans (a)	166,229	136,222
Share-based payments (b)	21,920,980	1,766,023
	29,222,229	8,530,722

Note 5.1(a): For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual, or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as an employee benefit expense when they are due.

Note 5.1(b):

For the period ended 30 September 2020, share-based payments include the following:

●	$20,159,369 related to the Diginex HK employee share option scheme (note 22)
●	$1,312,833 related to the vesting period changes due to the replacement employee share option scheme post Transaction (note 22)
●	$448,778 related to the fair value of shares awarded to staff as part of the salary deferral scheme, this excludes $9,263 related to the fair value of shares awarded which were reclassed to discontinued operations (note 34).

For the period ended 30 September 2019, share-based payments included the following:

●	$1,050,086 related to the Diginex HK employee share option scheme (note 22)
$715,937 related to the fair value of shares awarded to staff as part of the salary deferral scheme, this excludes $33,359 related to the fair value of shares awarded which were reclassed to discontinued operations (note 34).

5.2 Directors compensation

	Six months ended 30 September 2020	Six months ended 30 September 2019
	USD	USD
Basic salaries, allowances and all benefits-in-kind	523,342	438,327
Pension costs - defined contribution plans	3,906	3,446
Share-based payments	9,581,771	322,842
	10,109,019	764,615

During the six months ended 30 September 2020 and 30 September 2019, certain directors were granted share options in respect of their services to the Group under the share option scheme of Diginex HK. The fair value of such options was determined as at the date of grant and adjusted for modification events during the year ended 31 March 2020 and period ended on 30 September 2020 (note 22). The expense associated with such options is recognized in the interim condensed consolidated financial statements as a share-based payment. During the periods, the directors also received a share-based payment award due to their participation in the salary deferral scheme as noted in note 5.1(b).

As a result of the Transaction, the compensation disclosed above includes that for directors of Diginex HK and the Company.

6 Other Expenses and LOSSES, net

	Notes	Six months ended 30 September 2020	Six months ended 30 September 2019
		USD	USD
Foreign exchange gains (loss), net		95,659	(13,002)
Net loss on sale of financial assets at fair value through profit or loss	(a)	-	(221,626)
Net fair value gains on financial assets at fair value through profit or loss	(b)	22,266	-
Transaction expense	(c)	(43,995,869)	-
Earn-out share awards related to the Transaction	(d)	(32,148,300)	-
Disposal of property, plant and equipment, net	12	(37,600)	-
Others		135,069	77,623
		(75,928,775)	(157,005)

Note 6(a): On 27 June 2019, the Group sold the remaining 3,681,399 Madison Holdings Group Limited (“Madison”) shares and recorded a realized loss of $221,626. The Madison shares were received as part consideration for the 51% disposal of Diginex High Performance Computing Limited (“DHPC”) in July 2018.

Note 6(b): During the six months ended 30 September 2020, there was an increase in the market value of investments held in CSP tokens issued by Caspian and VOTE tokens issued by Agora (note 15) of $3,913 and $18,353 respectively. Both tokens are listed on digital asset exchanges.

Note 6(c): During the six months ended 30 September 2020, the Group recognized the below Transaction expense:

6,688,392 shares issued to former shareholders of 8i Enterprises and service providers (note 33)	(56,851,332)
6,212,050 warrants issued to the former warrant holders of 8i Enterprises (note 24)	(8,324,147)
(65,175,479)
Less: Total identifiable net assets of 8i Enterprises at fair value (note 33)	21,179,610
(43,995,869)

The shares and warrants issued are valued at the quoted closing price on Nasdaq on 30 September 2020 of $8.50 and $1.34 respectively.

Note 6(d): Under the terms of the Transaction up to 12,000,000 shares will be issued via an earn-out provision should share price milestones be met over a 4 year period from 30 September 2020. Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued. These shares have a grant date fair value of $32,148,300 that was recognized on 30 September 2020 in the share-based payment reserve and as an expense to the interim condensed consolidated statement of profit or loss under IFRS 2 (note 23).

7 IMPAIRMENT LOSS ON FINANCIAL ASSETS, NET

There was no impairment loss on financial assets during the six months ended 30 September 2020. As at 30 September 2019, the impairment loss on financial assets, net resulted from the impairment of loan receivables amounting to $10,105,671 which consisted of: (1) On 20 February 2019, the Group signed a non-binding term sheet with a third party to establish a new subsidiary in the United States. In connection with the term sheet Diginex HK advanced monies for working capital purposes prior to a definitive agreement being signed. During the six months ended 30 September 2019, the Group impaired $481,932 of the advance, and (2) impairment totaling $9,623,739 on a loan receivable from a third party ($3,894,698), and from DHPC ($5,729,041).

8 Finance costs, net

	Notes	Six months ended 30 September 2020	Six months ended 30 September 2019
		USD	USD
Interest on:
● Loans from shareholders	18	277,959	704,961
● Lease liabilities	26	143,057	258,787
● Notes payable	28	17,156	6,747
● Convertible bond	29	509,384	-

Interest from:
● Loan receivables		-	(25,000)
Other finance income		-	(7)
		947,556	945,488

9 Income tax expense

There was no income or deferred tax expense for the six months ending 30 September 2020 and 2019.

9.1 Reconciliation of effective tax rate

While the Company is domiciled in Singapore, the majority of operations are based in Hong Kong during the six months ended 30 September 2020. In Hong Kong, the profit tax is 16.5% except for the first HK$2,000,000 (c.$250,000) profit or loss which is charged at 8.25%. There is no capital gains tax in Hong Kong. Tax charge on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretation and practices in respect thereof. As at 30 September 2020, the effective tax rate for the Group is 0%. Tax effects on other comprehensive loss has been deemed immaterial.

	Six months ended 30 September 2020	Six months ended 30 September 2019
	USD	USD
Loss from continuing operations before income tax expense	(112,902,280)	(24,794,696)
Profit (loss) from discontinued operation before income tax expense	4,879,980	(307,804)
	(108,022,300)	(25,102,500)
Notional tax calculated at the rates applicable to profits in the tax jurisdictions concerned	(10,756,317)	(4,125,558)
Tax effect of income that is not taxable	(821,072)	-
Tax effect of expenses that are not deductible	9,147,253	291,904
Tax effect of tax losses not utilized	2,323,818	1,960,757
Tax effect of temporary differences	106,318	1,872,897
Income tax expense for the period	-	-

The results for both reporting periods can also be analyzed in the following way:

	Six months ended 30 September 2020	Six months ended 30 September 2019
	USD	USD
Loss from continuing operations	(112,902,280)	(24,794,696)
Loss from discontinued operations	(117,137)	(307,804)
Total losses subject to income tax	(113,019,417)	(25,102,500)
Gain on sale of discontinued operations	4,997,117	-
Loss for the period before tax	(108,022,300)	(25,102,500)

Of the loss generated in the six months ended 30 September 2020, $4,997,117 relates to a gain on sale of the Solutions Business. This gain was recognized in Diginex Solutions Limited, a Hong Kong resident company. In Hong Kong there is no capital gains tax. As a result, the effect of nontaxable income is $4,997,117 at Hong Kong’s profit rate tax of 16.5%.

For the six months ended 30 September 2020 and 2019, there was an operating loss of $117,137 and $307,804 from discontinued operations. No tax provision has been recognized for either period in relation to these activities as no taxable income was generated.

Included in the loss from continuing operations for the six months ended 30 September 2020 is a share-based payment of $43,995,869 (note 33) which relates to the Transaction. This relates to a consolidation adjustment and not subject to taxation. The loss from continuing operations also includes an expense of $32,148,300 related to the fair value of earn-out awards (note 23), which was recognized by the Company. This expense is treated as non-deductible and tax effected at the Singapore tax rate of 17%.

The impact of the operating loss from continued operations has resulted in the Group carrying forward tax losses of $14,276,875 (30 September 2019: $7,199,687). The losses carried forward as at 30 September 2020 include those accumulated in prior years. The majority of operating losses and hence tax losses have been generated in Hong Kong. Tax losses in Hong Kong can be carried forward and offset against future profits indefinitely.

9.2 Deferred income taxes

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The main components of the deferred income tax assets are as follows:

	Six months ended 30 September 2020	Six months ended 30 September 2019
	USD	USD
Depreciation and amortization recognized for tax purposes	298,743	205,461
Rental payments (IFRS 16)	(192,425)	-
Impairment on loan balances	-	1,667,436
Benefit of tax loss carryforwards	14,276,875	7,199,687
	14,383,193	9,072,584
Unrecognized deferred tax asset	(14,383,193)	(9,072,584)
Deferred tax asset	-	-

The ultimate realization of deferred tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those temporary differences become deductible. In determining the recognition of a deferred tax asset, management considered the future profitability of the Group. While management expects the Group to return profits in the future, there is still an element of uncertainty and as such, no deferred tax asset has been recognized. The Group has also incurred costs during the year that are not deductible for tax purposes on a permanent basis.

10 loss per share

	Six months ended 30 September 2020	Six months ended 30 September 2019
	USD	USD
Basic loss per share
From continuing operations attributable to the ordinary equity holders of the company	(6.04)	(1.75)
From discontinued operation	0.26	(0.02)
Total loss earnings per share attributable to the ordinary equity holders of the company	(5.78)	(1.77)

Reconciliation of loss used in calculating loss per share
Basic loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic loss per share:
From continuing operations	(112,902,280)	(24,794,696)
From discontinued operation	4,879,980	(307,804)
	(108,022,300)	(25,102,500)

Weighted average number of shares used as the denominator
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	18,707,217	14,204,985

Due to the losses from continuing operations during the six months ended 30 September 2020 and 30 September 2019, anti-dilutive instruments were excluded from the calculation of diluted loss per share. The excluded anti-dilutive instruments include 5,600,000 and 2,371,659 (as adjusted to reflect the exchange ratio, see note 22) of employee share options outstanding as at 30 September 2020 and 2019 respectively, as well as 6,212,050 warrants outstanding as at 30 September 2020 exercisable to acquire 3,106,025 shares. Shares to be issued as earn-out awards should the certain share price milestones be achieved have also been excluded from the calculation of diluted loss per share as no milestones were met during the six months ended 30 September 2020. See note 23 for details on earn-out awards.

11 INTANGIBLE ASSETS, NET

	Capitalized Software Development	Software Acquired	Total
	USD	USD	USD
At 30 September 2020:
Cost:
At 1 April 2020	5,169,073	5,500,043	10,669,116
Adjustment for foreign exchange	544	-	544
Reclassification (note 12)	(56,260)	-	(56,260)
Additions	3,382,142	1,000,056	4,382,198
At 30 September 2020	8,495,499	6,500,099	14,995,598
Amortization:
At 1 April 2020	-	-	-
Charge for the period	(261,423)	(216,646)	(478,069)
At 30 September 2020	(261,423)	(216,646)	(478,069)
Net carrying amount:
At 30 September 2020	8,234,076	6,283,453	14,517,529

At 31 March 2020:
Cost:
At 1 April 2019	-	-	-
Additions	5,169,073	5,500,043	10,669,116
At 31 March 2020	5,169,073	5,500,043	10,669,116
Amortization:
At 1 April 2019	-	-	-
Charge for the period	-	-	-
At 31 March 2020	-	-	-
Net carrying amount:
At 31 March 2020	5,169,073	5,500,043	10,669,116

External spend on software development is capitalized as an intangible asset in accordance with IAS 38 when control is obtained, future economic benefits of such software is probable and the cost of such software can be reliably measured.

In March 2020, the Group purchased software from a third party for potential consideration of $10,000,000. $8,500,000 of the fair value consideration is based on the integration of the software into the EQUOS infrastructure and the delivery of future products with the balance of $1,500,000 payable based on future trading volumes on the exchange (note 30). $5,500,043 was paid during the year ended 31 March 2020, which comprised of $100,000 in cash and $5,400,043 in shares of Diginex HK. During the period ended 30 September 2020, an additional $1,000,056 was paid to the seller comprising of $400,000 in cash on 14 April 2020 and 3,899 shares of Diginex HK, valued at $600,056 issued on 1 June 2020. The remaining $2,000,000 of the $8,500,000 fair value consideration will be paid and capitalized on the completion of pre-agreed future milestones and the delivery of new products that will be built on the acquired software.

During the six months ended 30 September 2020, the Group began amortizing its intangible assets as EQUOS and Custody Solution, Digivault, became available for use.

12 Property, plant and equipment, NET

	Furniture and fixtures	Office equipment	Leasehold improvements	Total
	USD	USD	USD	USD
At 30 September 2020:
Cost:
At 1 April 2020	74,300	376,027	2,146,236	2,596,563
Adjustment for foreign exchange	985	1,045	1,246	3,276
Reclassification (note 11)	-	56,260	-	56,260
Additions	-	-	43,723	43,723
Disposal	(37,793)	(3,675)	(13,007)	(54,475)
At 30 September 2020	37,492	429,657	2,178,198	2,645,347
Depreciation:
At 1 April 2020	(16,733)	(126,394)	(1,233,715)	(1,376,842)
Adjustment for foreign exchange	(270)	(260)	(624)	(1,154)
Charge for the period	(3,587)	(37,662)	(358,140)	(399,389)
Disposal	11,420	2,960	2,495	16,875
At 30 September 2020	(9,170)	(161,356)	(1,589,984)	(1,760,510)
Net carrying amount:
At 30 September 2020	28,322	268,301	588,214	884,837
At 31 March 2020:
Cost:
At 1 April 2019	73,273	304,249	2,133,521	2,511,043
Adjustment for foreign exchange	1,027	1,903	12,715	15,645
Additions	-	69,875	-	69,875
At 31 March 2020	74,300	376,027	2,146,236	2,596,563
Depreciation:
At 1 April 2019	(8,794)	(61,371)	(511,662)	(581,827)
Adjustment for foreign exchange	2,581	(507)	(5,375)	(3,301)
Charge for the period	(10,520)	(64,516)	(716,678)	(791,714)
At 31 March 2020	(16,733)	(126,394)	(1,233,715)	(1,376,842)
Net carrying amount:
At 31 March 2020	57,567	249,633	912,521	1,219,721

13 RIGHT-OF-USE ASSETS, NET

Right-of-use assets relate to office space leased by the Group. The amount in respect of leases are as follows:

Properties
USD
Six months ended 30 September 2020
At 1 April 2020	2,879,032
Additions (a)	406,333
Reclassification (b)	(436,251)
Adjustment for foreign exchange	18,563
Depreciation	(961,357)
Closing net book amount	1,906,320
At 30 September 2020:
Cost	6,201,829
Accumulated depreciation	(4,314,072)
Adjustment for foreign exchange	18,563
Net book amount	1,906,320
Year ended 31 March 2020:
At 1 April 2019	4,830,098
Additions	-
Adjustment for foreign exchange	14,645
Depreciation	(1,965,711)
Closing net book amount	2,879,032
At 31 March 2020:
Cost	6,217,102
Accumulated depreciation	(3,352,715)
Adjustment for foreign exchange	14,645
Net book amount	2,879,032

Note (a) – Additions in the six months ended 30 September 2020 relate to long terms leases contractually committed to in both Singapore and Ho Cho Minh City, Vietnam as detailed in note 26.

Note (b) – The reclassification relates to a lease entered in Jersey which was renegotiated on 16 July 2020 from a long-term lease terminating on 28 February 2027 into a short-term lease terminating on 1 March 2021. Accordingly, the Group has elected simplified accounting for short-term leases of 12 months or less and an expense is recognized on a straight-line basis over the remainder of the lease.

14 LOAN RECEIVABLES

	At 30 September 2020	At 31 March 2020
	USD	USD
At 1 April	-	8,218,228
Loan advance balance	-	479,748
Loan repayment	-	-
Loan novation (see note 17)	-	(4,323,530)
Impairment	-	(4,374,446)
At 30 September/31 March	-	-

For the six months ended 30 September 2020 there were no loan receivables.

At 1 April 2019, Diginex HK had a loan receivable outstanding in relation to DHPC, a former subsidiary that is now 49% owned. The loan was due from a third party and was partially novated to be due from DHPC directly and hence reclassified as an amount due from an associate. The balance outstanding was fully impaired at 31 March 2020 after management performed the analysis of expected credit losses based on the fact that DHPC is no longer an operating business.

Additionally, on 20 February 2019, Diginex HK signed a non-binding term sheet with a third party to establish a new subsidiary under Diginex HK in the United States (“Americas”). In connection with the term sheet, Diginex HK advanced $479,748 to Americas during the year ended 31 March 2020 for working capital purposes prior to of a definitive agreement being signed. As at 31 March 2020, the $479,748 advance was fully impaired as the definitive agreement had not been signed.

15 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Notes	At 30 September 2020	At 31 March 2020
		USD	USD
Listed investments	15.1	70,428	49,011
Unlisted investments	15.2	400,000	400,000
		470,428	449,011

15.1 Listed investments

	At 30 September 2020	At 31 March 2020
	USD	USD
Listed investments, at fair value (a) and (b)	70,428	48,162
Adjustment for foreign exchange	-	849
	70,428	49,011

Note 15.1(a):

Caspian

On 10 April 2018, Diginex HK invested $200,000 in CSP Tokens issued by Caspian which amounted to 4,923,077 tokens. As at 31 March 2020, the closing price was $0.004398 resulting in a loss of $38,200 to a carrying value of $21,652.

As at 30 September 2020, the closing price was $0.005193 resulting in a gain of $3,913 to a carrying value of $25,565.

Note 15.1(b):

Agora

On 11 July 2018, Diginex HK purchased 25,490,196 VOTE Tokens issued by Agora for $1,000,000, with each token being valued at $0.051. A 30% bonus was applied to the purchase hence increasing the number of tokens received.

In September 2019, the VOTE token issued by Agora was listed on a digital asset exchange. As a result of the listing, Diginex HK consequently updated its fair value measurement classification from Level 3 to Level 1. As at 31 March 2020, each token was valued at $0.00104 and the investment in Agora was reduced, by way of a fair value adjustment from its previous carrying value, by $172,699 to carrying value of $26,510.

As at 30 September 2020, the closing price was $0.00176 resulting in a gain of $18,353 to a carrying value of $44,863.

15.2 Unlisted investments

	At 30 September	At 31 March
	2020	2020
	USD	USD
Unlisted investments, at fair value (a)	400,000	1,650,000
Acquisition	-	267,773
Reclassification	-	(200,000)
Change in fair value	-	(1,316,259)
Adjustment for foreign exchange	-	(1,514)
	400,000	400,000

Note 15.2(a):

Shadow Factory Limited

In October 2018, Diginex HK entered into an equity investment agreement to invest $1,250,000 in Shadow Factory Limited (“Shadow Factory”) in exchange for 5,000 shares of Shadow Factory, which represented 5% of the then outstanding shares. Shadow Factory is a privately owned company. In June 2019, Diginex HK purchased an additional 350 of ordinary shares, an additional 0.35%, for consideration of $267,773. As at 31 March 2020, Shadow Factory had prepared financial projections out for one year only and following discussions with the management team regarding the future outlook of the business Diginex HK assessed the fair value of the investment as $200,000.

As at 30 September 2020, no further projections were provided by the management of Shadow Factory and the estimated fair value is unchanged.

Nynja Group Limited

In February 2018, Diginex HK entered into an equity investment agreement to invest $860,000 in Nynja Group Limited (“Nynja”). Nynja is a privately owned company. During the year ended 31 March 2019, Diginex HK had invested $860,000 in Nynja and capitalized $500,000 of an outstanding receivable from Nynja to equity which increased the shareholding to 6.8% and total investment to $1,360,000. As at 31 March 2020 and 30 September 2020, Diginex HK assessed the fair value of the investment as $200,000.

Reclassification

The reclassification is the result of the listing of the VOTE Tokens issued by Agora as Level 1 inputs were observable during the year ended 31 March 2020 (see note 15.1(b)).

16 Trade receivables, prepayment, deposits and other receivables

16.1 Trade receivables

	At 30 September 2020	At 31 March 2020
	USD	USD
Trade receivables	123,332	186,158
Less: loss allowance	(118,093)	(113,381)
Adjustment for foreign exchange	-	(125)
	5,239	72,652

Trade receivables are non-interest bearing and generally have credit terms of 30 days.

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice date and net of loss provision, is as follows:

	At 30 September 2020	At 31 March 2020
	USD	USD
Less than 1 month	965	68,694
Between 1 month and 3 months	75	3,958
Over 3 months	4,199	-
	5,239	72,652

The movements in the loss allowance for impairment of trade receivables are as follows:

	Six months ended 30 September 2020	Year ended 31 March 2020
	USD	USD
At the beginning of the period/year	113,381	108,000
Write-off of trade receivables (a)	-	(108,000)
Provision for impairment for trade receivables	-	113,381
Foreign exchange translation difference	4,712	-
At the end of the period/year	118,093	113,381

The carrying amounts of trade receivables approximate their fair values.

Note (a) – During the year ended 31 March 2020, management determined that a trade receivable would be uncollectable and reversed the provision from the year ended 31 March 2019. The provision was written-off of the accounts receivable balance.

16.2 Prepayment, deposits and other receivables

	Notes	At 30 September 2020	At 31 March 2020
		USD	USD
Non-current:
Deposits	(a)	53,678	1,246,947
Current:
Deposits	(a)	1,400,903	88,039
Prepayments	(b)	1,165,372	1,197,682
Other receivables	(c)	271,350	522,458
		2,837,625	1,808,179
		2,891,303	3,055,126

Note 16.2(a): On 16 June 2018, the Group entered into a lease agreement for an office located in Hong Kong with a security deposit of $1,246,947. The Group owes monthly rental payments of HKD1,455,744 (approximately $187,000) until the lease agreement terminates on 15 June 2021. As at 30 September 2020 the deposit for the Hong Kong office is classified as a current asset (March 2020: non-current asset). During the six months ended 30 September 2020, the Group entered into two new long-term lease agreements in Vietnam and Singapore for office spaces with security deposits of $16,576 and $37,102 respectively.

Note 16.2(b): Included in prepayments at 31 March 2020 is $900,315 which relates to issued shares in Diginex HK to a service provider as an advanced payment for services to be provided to EQUOS. The shares were issued on 15 March 2020 and the balance remaining in prepayments in relation to this share issuance at 30 September 2020 was $185,272. Other prepayments at 30 September 2020 relate to costs associated with the continued build out of the Group’s various business lines.

Note 16.2(c): Included in other receivables at 31 March 2020 was a promissory note due from 8i Enterprises for $100,000 which was entered into on 3 March 2020. In June 2020 Diginex HK entered into another promissory note with 8i Enterprises of $287,500. Upon the close of the Transaction on 30 September 2020 with 8i Enterprises the full balance of $387,500 was reclassified as an intercompany balance and eliminated on consolidation of the Group results.

17 AMOUNT DUE To / FROM AN ASSOCIATE

17.1 Amount due from an associate

	At 30 September 2020	At 31 March 2020
	USD	USD
At 1 April	977,421	1,991,988
Loan novation (note 14)	-	4,323,530
Working capital advance	-	226,308
Loan receivable	-	2,000,000
Repayment	(700,000)	(814,572)
Impairment	-	(6,749,833)
At 30 September/31 March	277,421	977,421

During the year ended 31 March 2020, $4,323,530 of a loan receivable from a third party was novated to DHPC, an associate, (note 14) and hence the amount became collectable directly from DHPC. Diginex HK also advanced DHPC an additional $226,308 of working capital during the same period. On 28 June 2019, the Group entered into an additional loan agreement with DHPC for an amount of $2,000,000 to be used for the purchase of new high-performance computing equipment. The loan was interest bearing at 5% per annum and repayable from 75% of DHPC EBITDA.

As at 31 March 2020 the combined amounts due from DHPC were impaired by $6,749,833 to leave an outstanding balance of $977,421.

During the period ended 30 September 2020, $700,000 of the outstanding balance has been received and the balance of $277,421 is expected to be received following the sale of some high-performance computing equipment by DHPC. Based on a repayment agreement the outstanding balance will be collected in monthly installments until April 2021. The first and second installment payments were respectively received on 17 December 2020 and 13 January 2021.

17.2 Amount due to an associate

As at 30 September 2020, $900,046 was advanced from a 100% owned subsidiary of DHPC to Diginex HK on an interest free basis. There were no amounts due to an associate as at 31 March 2020.

18 RELATED PARTY TRANSACTIONS

18.1 Transactions with other related parties

In addition to those related party transactions and balances disclosed elsewhere in the interim condensed consolidated financial statements, the Group had the following transactions with its related parties during the reporting period:

		Six months ended 30 September 2020	Six months ended 30 September 2019
	Notes	USD	USD
Amounts received (paid) per the following:

Income from services
Services agreement with a shareholder	(a)	74,125	77,622

Financing costs
Interest charged on shareholder loan	(b)	(277,959)	(704,961)
Interest charged on notes payable	(c)	(17,156)	(6,747)
Interest charged on convertible bond	(d)	(44,493)	-

Other transactions
Shares issued to an existing shareholder	(e)	-	(50,070)
Shares subscribed by employees for cash	(f)	120,185	-
Subscription to convertible bond	(d)	1,530,000	-

Note 18.1(a): The amounts received from a shareholder were pursuant to the terms of services agreement between Diginex HK and a shareholder. Services include the provision of administrative duties.

Note 18.1(b): The interest charged on a shareholder loan from Pelham Limited was pursuant to the terms in the loan agreement entered between Diginex HK and Pelham Limited.

Note 18.1(c): The interest charged on the notes payable (note 28) is pursuant to terms in note agreement entered between Diginex Capital Limited, a subsidiary of the Company, employees, and a shareholder.

Note 18.1(d): During the six months ended 30 September 2020, key management persons (including directors), and some of their immediate family members subscribed to the convertible bond with a 10% coupon issued by Diginex HK (note 29).

Note 18.1(e): During the six months ended 30 September 2019, Diginex HK issued shares to an advisor who was also a shareholder at the time of issuance for consulting services. This non-cash amount was recorded to consulting expenses.

Note 18.1(f): During the six months ended 30 September 2020, two employees and one of their immediate family members subscribed for shares in Diginex HK for cash consideration.

18.2 Amounts due from related companies

The amounts due from related companies as at 30 September 2020 and 31 March 2020 are unsecured, interest-free and repayable on demand. At 30 September 2020, the amounts due from related companies relate to asset management fund entities set up in the Cayman Islands as part of the Asset Management business. Prior to the launch of the asset management fund entities all shares were owned by the Group. The Group only holds management shares post the launch of the funds in November 2019.

18.3 Amounts due from shareholders

The amounts due from shareholders are unsecured, interest-free and repayable on demand.

Name	Maximum amount outstanding during the period ended 30 September 2020	At 30 September 2020	At 31 March 2020
	USD	USD	USD
DHC Investments Limited	37,278	37,079	37,278
Various	500	500	448
		37,579	37,726

18.4 Amounts due to directors

The amounts due to directors are unsecured, interest-free and had no fixed terms of repayment.

Name	Maximum amount outstanding during the period ended 30 September 2020	At 30 September 2020	At 31 March 2020
	USD	USD	USD
Miles Pelham	39,180	-	28,214
Richard Byworth	262,381	2,656	243,117
Paul Ewing	118,067	-	103,273
Chi Won Yoon	65,407	-	-
Stylianos Moussis	100,791	-	-
		2,656	374,604

As a result of the Transaction, amounts disclosed above includes that for directors of Diginex HK and the Company.

18.5 Loans from shareholders

		At 30 September 2020	At 31 March 2020
	Notes	USD	USD
1 April		10,711,563	10,406,249
Loans advanced		100,000	5,332,303

Loan repayment:
Loan settled through sale of Solutions Business	35	(6,000,000)	-
Loan repayments settled in cash		(3,949,050)	(4,850,000)
Loan settled in shares	a	(650,000)	-
Loan converted to convertible bond		(100,000)	-

Interest repayment:
Interest charged	8	277,959	1,333,480
Interest repayments settled in cash		(318,166)	(1,510,469)
Interest settled in shares	a	(72,306)	-
		-	10,711,563

Note a – Loan principal and accrued interest, totaling $772,306, were settled by the issuance of 9,039 Diginex HK shares (note 21)

As at 30 September 2020, there was no outstanding loan balance with Pelham Limited and on 30 September 2020 the credit facility offered by Pelham Limited was terminated.

As at 31 March 2020, interest payable included in the loans from shareholders balance above amounted to $112,524.

18.6 Amounts due to shareholders

Name	Maximum amount outstanding during the period ended 30 September 2020	At 30 September 2020	At 31 March 2020
	USD	USD	USD
Various	185,504	49,549	1,686
		49,549	1,686

As at 30 September 2020, the amounts outstanding to shareholders includes interest accrued on the convertible bond for the period 22 to 28 September 2020 (see note 29). The convertible bond was mandatorily convertible two days prior to the completion of the Transaction. The bonds were converted to shares of Diginex HK on 21 September 2020 but the Transaction did not complete until 30 September 2020, hence unconverted interest was accrued for the period from 22 to 28 September 2020.

18.7 Sale of Solutions Business

On 15 May 2020, Diginex HK, together with Diginex Solutions Limited, sold the legal entities of Diginex Solutions (HK) Limited and Diginex USA LLC, together with the trademarks associated with the Diginex name, to a related party, Rhino Ventures Limited, an entity controlled by Miles Pelham, the founder of Diginex HK. The Group realized a gain on sale of $4,997,117 which has been recognized as discontinued operations (note 34).

18.8 Key management compensation

Salaries, benefits-in-kind, pensions, and share-based payments to key management personnel of the Group was $14,928,498 for the six months ended 30 September 2020 (30 September 2019 $1,331,624). The totals include share-based payments of $13,608,078 (30 September 2019 $416,280).

19 CLIENT ASSETS AND LIABILITIES

	At 30 September 2020	At 31 March 2020
Client monies consisted of:	USD	USD
Cash	639,327	500,933
Digital Assets, at fair value	2,741,007	42,977
	3,380,334	543,910

As at 30 September 2020 and 31 March 2020, the Group held monies in the form of cash (fiat) and digital assets on behalf of clients. The monies were held to enable clients to trade on the EQUOS exchange and execute OTC trades involving digital assets. Cash balances were held in bank accounts and the digital assets, which consisted of BTC, ETH and USDC, were held in secure wallets with a custodian. The Group has control over these assets and bears the associated risks. The values of digital assets are taken from the prices stated on the active public markets that the assets are traded on.

20 DIGITAL ASSETS

	At 30 September 2020	At 31 March 2020
	USD	USD
Digital assets, at fair value	633,382	329,827

As at 31 March 2020, the Group held digital assets on exchanges to facilitate the Proprietary Trading business. During the period ended 30 September 2020 the Group ceased Proprietary Trading however, still held digital assets on exchanges as collateral for the EQUOS related liquidation fund which was set-up for risk management purposes. The values of digital assets are taken from the prices stated on the active public markets that the assets are traded on.

21 Share capital

Per note 2.4, under a deemed reverse acquisition, the historical shareholders’ equity of Diginex HK, being the accounting acquirer (legal acquiree) prior to the Transaction is retrospectively adjusted to reflect the legal capital structure of the accounting acquiree (legal acquirer). This is done by using the exchange ratio as determined on the completion of the Transaction being 13.9688 shares in the Company for each Diginex HK share and 1:2.5455 for share capital value of Diginex HK against a value of $8.50 per the Company’s listed share on 30 September 2020 (excluding capital raise expenses). The difference in value of the share capital arising from this conversion versus the share capital amount in Diginex HK is recorded in equity under the reverse acquisition reserve.

	Number of	Share capital	Reverse acquisition	Share capital net of reverse acquisition reserve
	Shares	amount	reserve	amount
Ordinary shares, issued and fully paid:		USD	USD	USD
At 1 April 2019	973,903	13,382,920	-	13,382,920
Shares issued for cash during the year	117,559	16,873,083	-	16,873,083
Shares issued to employees (c)	1,578	450,000	-	450,000
Expenses related to raise of capital (f)	-	(568,867)	-	(568,867)
At 30 September 2019	1,093,040	30,137,136	-	30,137,136
Recapitalization of Diginex HK (1:13.9688 exchange ratio) (g)	14,175,373	47,526,184	(47,526,184)	-
At 30 September 2019	15,268,413	77,663,320	(47,526,184)	30,137,136

At 1 April 2020 (i)	1,251,347	54,156,279	-	54,156,279
Shares issued for cash during the period	3,572	285,438	-	285,438
Shares issued on conversion of convertible bond (note 29)	318,311	25,436,232	-	25,436,232
Shares issued for consulting services (a)	595	47,546	-	47,546
Shares issued for intangible asset purchase (b)	3,899	600,056	-	600,056
Shares issued to employees (c)	9,114	728,300	-	728,300
Shares issued to settle shareholder loan	9,039	722,306	-	722,306
Equity-settled share-based payments (d)	448	35,800	-	35,800
Anti-dilutive share issuance (e)	187,001	-	-	-
Expenses related to raise of capital (f)	6,382	(152,044)	-	(152,044)
Subtotal	1,789,708	81,859,913	-	81,859,913
Recapitalization of Diginex HK (1:13.9688 exchange ratio) (g)	23,210,292	129,019,911	(129,019,911)	-
Subtotal	25,000,000	210,879,824	(129,019,911)	81,859,913
Recapitalized with founding share of the Company	1	1	(16,610)	(16,609)
Acquisition of 8i Enterprises (h)	6,688,392	56,851,332	-	56,851,332
At 30 September 2020	31,688,393	267,731,157	(129,036,521)	138,694,636

Note 21(a): Diginex HK shares were issued to consultants at the fair value for the services rendered during the periods.

Note 21(b): Diginex HK issued shares for the purchase of intangible assets. The shares were issued at the fair value of the asset acquired (note 11).

Note 21(c): For the period ended 30 September 2020, shares totaling a fair value of $393,242 were issued to employees related to the salary deferral scheme. Shares issued to employees also includes shares totaling a fair value of $12,861 issued as part of the contractual agreement related to the Solutions Business and reported net of the gain on sale. In addition, shares were also issued to employees in lieu of salaries and benefits-in-kind amounting to $211,122 and $111,075, respectively. The total amounted to $728,300 of which $715,834 is presented as continued operation and $12,466 as discontinued operations (note 34) in the interim condensed consolidated statement of cash flows.

For the period ended 30 September 2019, 1,578 shares were issued to employees to settle contractual obligations.

Note 21(d): On 1 September 2020, an employee share option holder exercised its vested share options from the employee share options scheme resulting in the issuance of 448 new shares.

Note 21(e): Shares were issued to shareholders as make-whole units based on an anti-dilutive clause in the share subscription agreement of Diginex HK.

Note 21(f): Expenses to raise capital via both the issuance of Diginex HK shares and the convertible bond amounted to $687,236 of which $509,985 was settled in shares, resulting in a net charge against share capital of $177,251. Also included is capitalized finance costs, recorded under the effective interest rate method in relation to the convertible bond in accordance with IFRS 9, of $25,207 (note 29) resulting in a total charge of $152,044.

Note 21(g): On completion of the Transaction, Diginex HK shareholders were issued 25,000,000 new shares in the Company in exchange for the outstanding shares of 1,789,708. The resultant share exchange ratio being 13.9688. This exchange ratio has been applied to the issued number of shares of Diginex HK as at 30 September 2019 as per the significant accounting policies detailed in note 2.4. The Company’s share capital is based on the closing price of the Company’s listed share price on 30 September 2020 of $8.50 per share. The 25,000,000 shares issued to the shareholders of Diginex HK, hence have a value of $212,500,000 (excluding prior expenses related to raise of capital). This derives a share capital conversion ratio of 1:2.5455 when comparing the share capital value for Diginex HK of $83,480,089 (excluding prior expenses related to raise of capital) immediately before the Transaction which is applied to the share capital of Diginex HK in the recapitalization. A reverse acquisition reserve of $129,019,911 is recorded in equity for the difference between the share capital value of the Company and Diginex HK.

Note 21(h): 6,688,392 shares of the Company were issued to the shareholders of 8i Enterprises and service providers to the Transaction on 30 September 2020. The shares were fair valued at $8.50, the closing price of the Company’s listed share price on 30 September 2020.

Note 21(i): The balance of share capital as at 31 March 2020 has been recapitalized and reflected as such in the condensed consolidated statement of financial position as per the table below.

	Number of	Share capital	Reverse acquisition	Share capital net of reverse acquisition reserve
	Shares	amount	reserve	Amount
Ordinary shares, issued and fully paid:		USD	USD	USD
At 31 March 2020	1,251,347	54,156,279	-	54,156,279
Recapitalization of Diginex HK (1:13.9688 exchange ratio)	16,228,418	85,180,290	(85,180,290)	-
At 31 March 2020 (Recapitalized)	17,479,765	139,336,569	(85,180,290)	54,156,279

22 SHARE-BASED PAYMENT RESERVE - SHARE OPTIONS AND SHARE AWARDS

	At 30 September	At 30 September
	2020	2019
	USD	USD
At 1 April	10,356,664	634,462
Employee share option scheme (note 22.1)	20,159,369	1,050,086
Acceleration of expenses from the share option scheme modification (note 22.2)	1,312,833	-
Share awards accrued, not yet issued (note 22.3)	64,799	749,296
Exercised employee share options (note 22.1)	(623,512)	-
Earn-out (note 23)	32,148,300	-
At 30 September	63,418,453	2,433,844

22.1 Employee share option scheme

Prior to the Transaction, Diginex HK adopted a share option scheme (the “Scheme”). The Scheme held options equivalent to 15% of the total outstanding share capital of Diginex HK that were allocated to employees of Diginex HK and its subsidiaries at the absolute discretion of the directors of Diginex HK.

During the year ended 31 March 2020, Diginex HK made two modifications to the structure of the Scheme:

●	Reduced the strike price from $0.10 to nil as at 18 December 2019
●	Increased the options pool from 15% to 20% of Diginex HK outstanding share capital as at 13 February 2020

Options granted under this Scheme could be exercised after 36 months from commencement of employment with Diginex HK, or its subsidiaries, or on other conditions as detailed in the Scheme policy. The options gave the holder the rights to receive ordinary shares in Diginex HK. The fair value of the share options as at 31 March 2020 was $46,233,440 (weighted average fair value per share option: $153.90 each).

Upon completion of the Transaction and based on an exchange ratio of 13.9688, the outstanding options of 300,412 as at 31 March 2020 would be equivalent to 4,196,395 options in the Company and at September 2019 the outstanding options of 169,768 would be equivalent to 2,371,659 in the Company (see note 10).

During the six months ended 30 September 2020, as new shares were issued by Diginex HK and there were leavers and joiners to the Scheme, the number of awards changed from 300,412 to 429,530 and the grant date fair value of the Scheme changed from $46,233,440 at 31 March 2020 to $46,256,501 as at 30 September 2020 prior to the Transaction.

During the six months ended 30 September 2020, 4,327 vested shares options were exercised which were settled by 3,879 shares transferred by a third party who received shares in advance of providing a service. The service was not completed and these shares were reallocated and 448 new shares issued. No share options vested during the six months ended 30 September 2019 and hence no share options were exercised in this period.

For the six months ended 30 September 2020 a $20,159,369 share-based payment expense was recognized for the continuation of the Scheme in the condensed consolidated statement of profit or loss. For the six months ended 30 September 2019, $1,050,086 was recognized.

22.2 Share option scheme modification

On the modification date 30 September 2020, as a condition of the Transaction, the Company established a new employee share option scheme (the “Plan”) which replaces the Scheme with modified terms:

(i)	options are granted for no consideration
(ii)	exercise price: $0 per share
(iii)	grant date: 30 September 2020
(iv)	vesting condition: service condition of 15 months from grant date
(v)	share price at modification date: $8.50
(vi)	number of options per plan: 5,600,000

Comparing between the Plan and the Scheme, the key changes are:

●	The options included in the Plan are now a fixed number rather than being based on a percentage of outstanding shares issued, and
●	Changing from 3 year service condition from employment date to 15 months service condition from 30 September 2020.

Management considers the Plan is a replacement of the Scheme for the Group to continue to incentivize employees and for their retention.

Impact on fair value upon replacement:

In accordance with IFRS 2, management assessed whether there was an incremental fair value to the awardees upon the replacement of the Scheme by the Plan.

The Plan has a grant date and modification date fair value of $47,600,000 based on 5,600,000 Company options in the Plan and the quoted share price on closing of the Transaction of $8.50. The Scheme had a modification date fair value of $51,000,000 based on 429,530 of Diginex HK options in the Scheme at a deemed fair value of $118.73 per Diginex HK share. The $118.73 is based on the closing Transaction price of $8.50 multiplied by the exchange ratio of 13.9688.

As the modification date fair value of the Plan of $47,600,000 is not higher than the Scheme fair value of $51,000,000, no incremental fair value needs to be amortized over the Plan terms as per IFRS 2, and the Group would continue to amortize the share-based payment expense based on the grant date fair value of the Scheme of $46,256,501 as at 30 September 2020.

Impact on service period changes:

In accordance with IFRS 2, management assessed the impact of a change in the service period and where awardees are benefited from the change in service condition. The modified service period condition beneficial to the awardee is taken into account when applying the modified grant-date method, where the number of awards expected to vest is amortized over the modified (shortened) vesting period resulting in an acceleration of expense.

As the Scheme service period was based on employment date, the change to the Plan impacts each awardee differently and management assessed the impact on an individual-by-individual basis to ascertain the impact. Accordingly, it was concluded some awardees would benefit from the change in the service condition which resulted in a one-off accelerated expense of $1,312,833 that was charged to the interim condensed consolidated statements of profit or loss for the period ended 30 September 2020.

22.3 Share awards accrued, not yet issued

As at 30 September 2020, $64,799 related to the value of the shares awarded as part of the salary deferral scheme have not yet been issued and remain accrued in the share-based payment reserve. As at 30 September 2019, $749,296 related to the value of the shares awarded as part of the salary deferral scheme but not yet issued.

23 SHARE-BASED PAYMENT RESERVE - EARN-OUT AWARDS

The earn-out award share price related targets are as below:

Milestone date	Share price target $	Number of shares to be awarded
1st anniversary of the Closing date	15.00	3,000,000
2nd anniversary of the Closing date	20.00	3,000,000
3rd anniversary of the Closing date	25.00	3,000,000
4th anniversary of the Closing date	30.00	3,000,000

Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued.

Earn-out awards are accounted for under IFRS 2. The earn-out awards are settled in a fixed number of shares with conditions based on future market prices, but do not require the former Diginex HK shareholders nor the service provider to provide on-going service to the Group until such milestone dates.

The awards are considered as equity-settled share-based payments with non-vesting conditions since there is no explicit nor implicit service requirements despite that the share price targets are set beyond 30 September 2020.

The fair value of the earn-out awards has been valued on a probability basis using a Monte Carlo simulation model with the below inputs:

1.	Risk-free rates of 0.12%, 0.13%, 0.16% and 0.22% respectively for the 1st to the 4th anniversary of the closing date based on daily US treasury yield curve rates on 30 September 2020
2.	No dividend will be paid during the four-year period from 30 September 2020
3.	Reference price of $8.50 based on the closing date quoted trade price on 30 September 2020
4.	20,000 simulation runs per milestone
5.	Share price volatility of 50%, based on judgement below.

Volatility parameter of 50% is used on the basis that on 30 September 2020:

a)	Volatility from a sample of 52 related companies including traditional stock exchanges had an average of 37% over a three month to five year period.
b)	Unlike traditional exchanges, the Company is exposed to movements in digital asset values and the most prominent digital asset being BTC. The longest dating BTC option of six months had a volatility of 63% as at 30 September 2020
c)	The Company used volatility of 50% in the Monte Carlo simulation based on the average of the above two points.

The outcome of the Monte Carlo simulations derived the following probabilities and fair values per award (based on probability of achieving the share price target) per milestone date:

Milestone date	Share price target $	Number of shares to be awarded*	Risk-free rates	Probability	Fair value per award	Total fair value $
1st anniversary	15.00	3,030,000	0.12%	15.91%	$2.39	7,241,700
2nd anniversary	20.00	3,030,000	0.13%	12.71%	$2.54	7,696,200
3rd anniversary	25.00	3,030,000	0.16%	11.18%	$2.80	8,484,000
4th anniversary	30.00	3,030,000	0.22%	9.59%	$2.88	8,726,400
						32,148,300

*Includes the service provider’s 1% entitled shares upon reaching the earn-out milestones, as previously described.

24 WARRANTS

Replacement warrants were issued by the Company to the former warrant holders of 8i Enterprises. The warrants have the following terms:

●	Each warrant entitles the holder to purchase ½ of one Company share at an exercise price of $11.50 per full share. Warrants must be exercised in pair as no fraction shares are permitted.
●	Exercisable post Transaction and expires 5 years after the Transaction.
●	The Company may redeem the outstanding warrants, in whole and not in part, at a price of $0.01 per warrant at any time while the warrants are exercisable upon a minimum of 30 days prior written notice of redemption:
◌ if, and only if, the last sales price of the Company’s shares equals or exceeds $16.50 per share for any 20 trading days within a 30 trading day period ending three business days before the Company sends the notice of redemption, and
◌ if, and only if, there is a current registration statement in effect with respect to the Company’s ordinary shares underlying the Company’s warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

Warrants are equity instruments as they are settled in the Company’s shares upon exercising and are initially recognized based on the fair value on the date of issuance. No subsequent remeasurement is required.

The warrants are traded on Nasdaq and the closing trade price on 30 September 2020 was used to measure their fair value. On 30 September 2020, the warrants had a fair value of $8,324,147 (6,212,050 warrants valued at $1.34 each on closing on 30 September 2020), which is included as part of the Transaction expense (note 33).

25 OTHER RESERVES

Nature and purpose of reserves

25.1 Reverse acquisition reserve

The reverse acquisition reserve arises from the recapitalization of the Group with the Company’s share capital issued as part of the Transaction. This reserve ensures that the total shareholders equity both pre- and post-Transaction remains the same as that of the Diginex HK group immediately before the Transaction.

25.2 Share-based payment reserve

The share-based payment reserve comprises of the fair value of share options granted which are yet to vest and accrued share awards that have yet to be issued.

25.3 Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the interim condensed consolidated financial statement of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 2.4 of the Diginex HK audited combined and consolidated financial statements for the year ended 31 March 2020.

25.4 Accumulated losses

Accumulated losses are the cumulative net loss of the Group sustained in the business. The losses assume the continuation of Diginex HK as the accounting acquirer following the Transaction.

25.5 Non-controlling interests

On 2 March 2020, the Group acquired the remaining 25% interest in Bletchley Park Asset Management Jersey Limited in consideration for $100,000. As a result, the non-controlling interest was fully reversed and the difference between the noncontrolling interest adjustment and the consideration, amounting to $375,920, was recognized as a reserve in accumulated losses (note 33). The remaining non-controlling interest relates to the 15% of Digivault Limited held by employees of the entity.

26 LEASE LIABILITIES

During the six months ended 30 September 2020, there were two new leases and one amendment entered into by the Group.

On 15 August 2020, the Group entered into a lease agreement for an office located in Singapore. The Group will owe monthly rental payments of SGD 16,500 (approximately $12,125) until the lease agreement terminates on 31 August 2022.

On 1 September 2020, the Group entered into a lease agreement for an office located in Ho Chi Minh City, Vietnam. The Group will owe quarterly rental payments of VND 106,080,000 (approximately $4,561) until the lease agreement terminates on 31 August 2023.

On 16 July 2020, the Group entered into an agreement with the landlord for the office in St. Hellier, Jersey to amend the lease term to terminate on 1 March 2021. Accordingly, the Group has elected simplified accounting for short-term leases of 12 months or less and an expense is recognized in the remaining period of the lease on a straight-line basis.

Changes in lease liability is as follows:

	At 30 September	At 31 March
	2020	2020
	USD	USD
At 1 April	3,078,251	5,022,838
Adjustment for foreign exchange	21,406	(15,204)
Increase in lease liability	406,333	-
Reclassification (note 13(b))	(468,839)	-
Interest expense (note 8)	143,057	460,983
Reduction in lease liability	(1,175,969)	(2,390,366)
At 30 September/31 March	2,004,239	3,078,251

Classified in the interim condensed consolidated statements of financial position as follows:

	At 30 September	At 31 March
	2020	2020
	USD	USD
Current	1,779,119	2,132,877
Non-current	225,120	945,374
At 30 September/31 March	2,004,239	3,078,251

Maturity of lease liabilities is as follows:

	At 30 September	At 31 March
	2020	2020
	USD	USD
Not later than one year	1,890,714	2,358,076
Later than one year and not later than five years	237,026	932,667
Later than five years	-	58,248
	2,127,740	3,348,991
Finance costs	(123,501)	(270,740)
Present value of minimum lease payments	2,004,239	3,078,251

The lease commitments have been discounted to calculate a present value of commitments. For the Hong Kong lease, a rate of 12.5% has been used. This reflects the rate the Company previously borrowed at from a shareholder. For the other leases, the local rate to borrow in the relevant jurisdiction has been applied.

27 OTHER PAYABLES AND ACCRUALS

	At 30 September	At 31 March
	2020	2020
	USD	USD
Accounts payable (a)	9,403,469	7,735,010
Accruals	1,018,668	1,132,792
Deferred compensation (b)	-	614,081
Other payables (c)	1,965,532	233,049
	12,387,669	9,714,932

Note 27(a): Accounts payable relates to unpaid expenses incurred during the ordinary course of business including software development costs and legal fees in association with the Transaction. The Group acquired the net assets of 8i Enterprises which includes accounts payable of $909,051 as at 30 September 2020 (see note 33).

Note 27(b): During the year end 31 March 2020, the Group engaged in a salary deferral scheme. As at 31 March 2020, $614,081 was due to employees that participated in the scheme. A further $342,566 was also due to directors who participated in the scheme and has been classified as amounts due to directors in the audited combined and consolidated statement of financial position. There were no such amounts due as at 30 September 2020.

Note 27(c): As part of the Transaction, the Group acquired the net assets of 8i Enterprises which included other payables of $1,725,000 as at 30 September 2020 (see note 33).

28 NOTES PAYABLE

Diginex Capital Limited, a subsidiary incorporated in the United Kingdom and operating as an Authorized Representative of Starmark, issued a loan note with a value date of 6 September 2019. Starmark is regulated by the Financial Conduct Authority (“FCA”), the financial services regulatory body in the United Kingdom. The loan note was available to only employees and shareholders of Diginex HK and its subsidiaries due to regulatory constraints. The loan note was structured in $5,000 units and paid interest of 15% per annum and interest payments were made on a quarterly basis. As of 31 March 2020, Diginex Capital had raised $675,000 and accrued $57,064 of interest payable. Since 31 March 2020 further $17,156 of interest was accrued (note 8) until the notes were redeemed early, in full, on the 1 June 2020. The proceeds of the notes payable were advanced via an intercompany loan to Diginex Markets, a Hong Kong subsidiary. Diginex Markets used the loan as capital to trade digital assets on a proprietary basis. Diginex Capital charged Diginex Markets 15% interest per annum. The interest paid on the both the loan note and intercompany loan was fixed at 15% and did not vary based on the performance of the proprietary trading desk.

29 CONVERTIBLE BOND

In May 2020, Diginex HK issued a 24 month convertible bond with a 10% annual coupon rate which had a provision for mandatory conversion into Diginex HK shares two business days prior to the completion of the Transaction. The convertible bond raised $25,000,000 which consisted of $24,415,000 in cash and $585,000 of non-cash transfers from the salary deferral scheme and shareholder loan of $485,000 and $100,000 respectively. Expenses related to the raise of the convertible bond amounted to $652,202 of which $504,951 was settled by the issuance of 6,319 Diginex HK shares (note 21(f)).

Finance costs of $509,384 were accrued via the 10% coupon on the convertible bond. On 21 September 2020, the convertible bond of $25,000,000 and finance costs accrued at that point of $436,232 were converted into Diginex HK shares under the mandatory conversion provision. The Transaction was anticipated to close on 23 September and hence the convertible bond converted on 21 September 2020. However, as the Transaction completed on 30 September 2020 additional interest was accrued, but not converted into Diginex HK shares from 22 to 28 September 2020 amounting to $47,945 and is classified as amount due to shareholders on the interim condensed consolidated statement of financial position. Additional finance costs, recorded under the effective interest rate method in accordance with IFRS 9, of $25,207 were capitalized against the expenses related to the raise of capital (note 21(f)).

30 CONTINGENT LIABILITIES

As per note 11, the Group purchased software for consideration of $10,000,000 of which $6,500,000 ($6,500,099 per note 11) has been capitalized with a balance of $3,500,000 remaining. Part of the consideration was paid via the issuance in Diginex HK shares and the additional $99 reflects the inability to issue fractional shares to exactly match the consideration terms. Of the balance, $2,000,000 will be paid and capitalized on the completion of pre-agreed future milestones and the delivery of new products that will be built on the acquired software. The remaining $1,500,000 will be payable based on achieving future volumes targets executed on EQUOS. The volume metrics need to be achieved by February 2021 and February 2022.

31 RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below provides a reconciliation of the principal amount on liabilities arising from financing activities presented in the interim condensed consolidated statement of cash flows, excluding interest:

	1 April 2019	Cash Flows	Other changes (i)	31 March 2020
	USD	USD	USD	USD
Loans from shareholders	10,116,736	482,303	-	10,599,039
Notes payable	-	675,000	-	675,000
	10,116,736	1,157,303	-	11,274,039

	1 April 2020	Cash Flows	Other changes (i)	30 September 2020
	USD	USD	USD	USD
Loans from shareholders	10,599,039	(3,849,050)	(6,749,989)	-
Notes payable	675,000	(675,000)	-	-
Convertible bond	-	24,272,539	(24,272,539)	-
	11,274,039	19,748,489	(31,022,528)	-

Note (i) In the period ended 30 September 2020, other changes include:

●	Partial settlement of the shareholder loan by issuance of Diginex HK shares valued at $650,000
●	Partial settlement of the shareholder loan by convertible bond valued at $100,000
●	Partial settlement of the shareholder loan as consideration for the sale of the Solutions Business valued at $6,000,000
●	Conversion of the convertible bond into Diginex HK shares

32 SUBSIDIARIES

During the six months ended 30 September 2020, the Group established two new subsidiaries and acquired 8i Enterprises on completion of the Transaction:

Name of entity	Place of Incorporation and operation	Principal activities	Particulars of issued/registered share capital	Percentage of ownership interest
Digital Markets Ltd	Republic of Seychelles	Financial trading	1 ordinary share of US$1	Indirect 100%
Digital Software Technology Pte. Ltd.	Singapore	Technology service provider	1 ordinary share of SG$1	Indirect 100%
8i Enterprises Acquisition Corp	British Virgin Islands	Investment holding	1 ordinary share of US$1 each	Direct 100%

33 ACQUISITIONS

33.1 Bletchley Park Asset Management Jersey Limited

On 2 March 2020, the Group acquired the remaining 25% interest in Bletchley Park Asset Management Jersey Limited (“BPAMJ”) for consideration of $100,000. As a result, the non-controlling interest of $275,920 was fully reversed and the difference between the noncontrolling interest adjustment and the consideration of $375,920 was recognized in other reserves within accumulated losses on the interim condensed consolidated statement of changes in equity.

The payment of the $100,000 was payable in accordance with the below:

$25,000 on completion of the acquisition

$25,000 on 29 March 2020 (paid 2 April 2020)

$50,000 30 days after Diginex SG listed on Nasdaq

On a consolidation level per IFRS 10, the 25% noncontrolling interest that had accumulated on the balance sheet from the date of acquisition of 75% through 2 March 2020 when 100% ownership was acquired, is as follows:

Acquisition 21 Nov 2018:	($27,490)
01 Dec 2018 – 31 Mar 2019:	$89,444 (25% of BPAMJ net loss for the period)
01 Apr 2019 – 02 Mar 2020:	$213,966 (25% of BPAMJ net loss for the period)
Total	$275,920 (25% share of net loss since acquisition)

33.2 8i Enterprises Acquisition Corp and Diginex Limited

On 30 September 2020, the Company completed the Transaction with 8i Enterprises and Diginex HK where the Company issued 6,688,392 shares to 8i Enterprises shareholders and service providers to the Transaction as well as 25,000,000 shares to the Diginex HK shareholders. The 6,688,392 shares issued were valued at $8.50 based on the quoted trading price on 30 September 2020, with a total value of $56,851,332.

In addition, the Company also issued 6,212,050 warrants to the former warrant holders of 8i Enterprises on a one to one basis as part of the Transaction. The warrants were valued at $1.34 based on the quoted trading price on 30 September 2020, with a total value of $8,324,147.

As a result of the Transaction, the Diginex HK shareholders became the majority shareholders of the Company and Diginex HK is considered the accounting acquirer per note 2.4.

As at 30 September 2020, 8i Enterprises held cash of $35,263,363 in Trust due back to the redeeming former shareholders of 8i Enterprises (note 1) and recorded an equivalent redemption liability. The redemption liability was settled in full on 2 October 2020.

The fair values of the identifiable assets and liabilities of 8i Enterprises acquired as at 30 September 2020, the date of Transaction were as follows:

Net assets acquired:	Notes	USD
Prepayment, other receivables and other assets		54,166
Cash held in trust		35,263,363
Cash and cash equivalents		24,149,525
Redemption liability		(35,263,363)
Accounts payable		(909,051)
Other payables and accruals		(1,725,000)
Amount due to Diginex HK		(390,030)
Total identifiable net assets at fair value		21,179,610
Transaction expense	6	43,995,869
Deemed consideration (see below)		65,175,479

Deemed consideration comprised of:
- 6,688,392 shares valued at $8.50 per share		56,851,332
- 6,212,050 warrants valued at $1.34 per warrant	24	8,324,147
		65,175,479

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:
Cash consideration paid		-
Cash and cash equivalents acquired		24,149,525
Net cash inflow generated from acquisition		24,149,525

The fair values of the identifiable assets and liabilities of the Company acquired as at the date of acquisition were as follows:

Net assets acquired:	Note	USD
Prepayment, other receivables and other assets		2,191
Cash and cash equivalents		50
Other payables and accruals		(18,851)
Total identifiable net assets at fair value		(16,610)
Recapitalization difference taken to reverse acquisition reserve	21	16,610
Deemed consideration		-
An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:
Cash consideration paid		-
Cash and cash equivalents acquired		50
Net cash inflow generated from acquisition		50

Upon incorporation, the Company issued one founding share at $1 on 1 October 2019. On completion of the Transaction, the Company’s net liabilities of $16,610 and share capital of $1 were consolidated into the Group’s interim condensed consolidated financial statements via the recapitalization of Diginex HK (note 2.4).

34 DISCONTINUED OPERATIONS

On 15 May 2020, Diginex HK, together with Diginex Solutions Limited, sold the legal entities of Diginex Solutions (HK) Limited and Diginex USA LLC, together with the trademarks associated with the Diginex name, to a related party, Rhino Ventures Limited, an entity controlled by Miles Pelham, the founder of Diginex HK. The consideration of $6,000,000 was netted against the shareholder loan with Pelham Limited, also an entity controlled by Miles Pelham. In addition, Diginex HK agreed to fund the business for six months post the sale at a 25% discount to the projected costs. The assets and liabilities of Diginex Solutions (HK) Limited and Diginex USA LLC have not been disclosed as available for sale as they are deemed immaterial.

The gain on sale is calculated as below:

USD
Proceeds:
Shareholder loan settled	6,000,000
Total Proceeds	6,000,000
Costs:
Net costs incurred on behalf – note (a)	991,609
Cost of investment	11,274
Total Costs	1,002,883

Gain on sale	4,997,117

Note (a) – as part of the sale agreement, Diginex HK agreed to continue funding the Solutions Business for 6 months post sale. Subsequent to the agreement, a one-off payment was made to settle the liability at a 25% discount.

A summary of the discontinued gain (loss) and cash flow is below:

	6 months ended 30 September	6 months ended 30 September
	2020	2019
	USD	USD
Gain on sale	4,997,117	-
Revenue	-	263,700
General and administrative expenses	(117,137)	(571,504)
Gain (loss) from discontinued operations	4,879,980	(307,804)
Adjustment for:
Net cash (inflow) outflow from operating activities – note (b)	(5,987,534)	33,359
Net (decrease) in cash generated from discontinued operations	(1,107,554)	(274,445)

Note (b) – For the six months ended 30 September 2020, $5,987,534 is net of $6,000,000 proceeds less $12,466 related to shares issued to employees of the Solutions Business ($9,263 relates to the employee salary deferral scheme and $3,203 relate to costs incurred on behalf per note (a) above). For the six months ended 30 September 2019, $33,359 related to shares awarded as part of the salary deferral scheme to an employee of the Solutions Business.

35 NON-CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND RESERVE MOVEMENT OF DIGINEX LIMITED

35.1 Non-consolidated statement of financial position of Diginex Limited

	At 30 September	At 31 March
	2020	2020
	USD	USD
ASSETS
Non-current assets
Investments in subsidiaries	277,675,480	1

Total non-current assets	277,675,480	1

Current assets
Prepayment, deposits and other receivables	2,190	2,193
Amounts due from shareholders	1	1
Cash and cash equivalents	50	-

Total current assets	2,241	2,194

TOTAL ASSETS	277,677,721	2,195

EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the Company
Share capital (note a)	269,351,333	1
Warrants	8,324,147	-
Share-based payment reserve	32,148,300	-
Accumulated losses	(32,164,911)	(15,127)
Total equity	277,658,869	(15,126)

LIABILITIES

Current liabilities
Other payables and accruals	-	11,000
Amounts due to subsidiaries	18,852	6,321

Total current liabilities	18,852	17,321

Total liabilities	18,852	17,321

TOTAL EQUITY AND LIABILITIES	277,677,721	2,195

Note a – Share capital in the non-consolidated statement of financial position is greater than the share capital in the interim condensed consolidated statement of financial position as a result of the deemed reverse acquisition method of accounting. The share capital in the interim condensed consolidated statement of financial position includes $1,620,176 of capitalized expenses related to the raise of capital within Diginex HK. Capital raise expenses are not deemed as part of legal share capital of the Company and remain in equity as part of the continuation of the accounting acquirer, Diginex HK. See note 2.4 for details for deemed reverse acquisition accounting policy.

35.2 Non-consolidated reserve movement of Diginex Limited

	Share capital	Warrants	Share-based payment reserve	Accumulated losses	Total
	USD	USD	USD	USD	USD
At 1 April 2019	-	-	-	-	-
Shares issued	1	-	-	-	1
Total loss for the year	-	-	-	(15,127)	(15,127)
At 31 March 2020	1	-	-	(15,127)	(15,126)

At 1 April 2020	1	-	-	(15,127)	(15,126)
Shares issued	269,351,332	-	-	-	269,351,332
Warrants issued	-	8,324,147	-	-	8,324,147
Equity-settled share-based payment – Earn-out awards	-	-	32,148,300	-	32,148,300
Total loss for the period	-	-	-	(32,149,784)	(32,149,784)
At 30 September 2020	269,351,333	8,324,147	32,148,300	(32,164,911)	277,658,869

36 FINANCIAL RISK MANAGEMENT

36.1 Market risk factors

The Group’s activities expose it to a variety of market risks: price risk, foreign currency risk, and interest rate risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

The risks are minimized by the financial management policies and practices described below.

36.1.1 Price risk

The Group’s exposure to equity securities price risk arises from investments held by the Group and classified in the interim condensed consolidated statement of financial position as at fair value through profit or loss (FVTPL) (note 15). As at the period end the Group’s investment in listed equity securities was not considered material.

36.1.2 Foreign currency risk

The Group operates primarily in USD and HKD. The two currencies are pegged within a range and as such the Group currently has a reduced exposure to foreign currency risk. The Group currently does not have a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Group monitors its foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise. The material balance sheet items are denominated in USD and as such no sensitivity analysis on the impact of foreign exchange movements has been performed.

36.1.3 Interest rate risk

The Group has no interest rate risk because there are no significant borrowings at variable interest rates. The Group currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider other necessary action when significant interest rate exposure is anticipated. The Group’s cash flow interest rate risk relates primarily to variable-rate bank balances. The exposure to the interest rate risk for variable rate bank balances is insignificant as the bank balances have a short maturity period.

36.2 Credit risk

The Group has exposure to credit risk arising from monies relating to loans advanced to third parties, shareholders, associates, trade receivables as well as deposits with bank. Credit risk is managed on a Group basis. The amount of the Group’s maximum exposure to credit risk is the amount of the Group’s carrying value of the related financial assets and liabilities as of the end of the reporting period.

36.2.1 Deposits with bank

With respect to the Group’s deposit with bank, the Group limits its exposure to credit risk by placing deposits with financial institution with high credit rating and no recent history of default. Given the high credit ratings of the banks, management does not expect any counterparty to fail to meet its obligations. Management will continue to monitor the position and will take appropriate action if their ratings are changed. As at 30 September 2020 and 31 March 2020, the Group has no significant concentration of credit risk in relation to deposit with bank.

36.2.2 Amounts due from related companies/shareholders/joint venture/an associate

If the parties are independently rated, these ratings are used. Otherwise, the Group’s risk measurement and monitoring process includes assessment of the credit quality of the parties, taking into account its financial position, past experience and other factors impacting credit quality of the parties.

Other than the credit risks mentioned above, the Group does not have any other significant concentrations of credit risk. The exposures to these credit risks are monitored on an ongoing basis.

36.3 Liquidity risk

36.3.1 Financing arrangement

The Group monitors its cash position on a regular basis and manages cash and cash equivalents to finance the Group’s operations. The Group is primarily financed via shareholder funding and in the period ended 30 September 2020 the proceeds from the convertible bond.

36.3.2 Maturities of financial liabilities

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the end of each financial reporting period to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1-5 years	Over 5 years	Total
	USD	USD	USD	USD
At 30 September 2020
Other payables and accruals	12,387,669	-	-	12,387,669
Amount due to an associate	900,046	-	-	900,046
Lease liabilities	1,890,714	237,027	-	2,127,741
Amounts due to shareholders	49,549	-	-	49,549
Redemption liability	35,263,363	-	-	35,263,363
Client liabilities	3,380,334	-	-	3,380,334
Amount due to directors	2,656			2,656
	53,874,331	237,027	-	54,111,358

At 31 March 2020
Other payables and accruals	9,714,932	-	-	9,714,932
Lease liabilities	2,358,076	932,667	58,248	3,348,991
Loans from shareholders	10,711,563	-	-	10,711,563
Amounts due to shareholder	1,686	-	-	1,686
Client liabilities	543,910	-	-	543,910
Amounts due to directors	374,604	-	-	374,604
Notes payable	675,000	-	-	675,000
	24,379,771	932,667	58,248	25,370,686

36.4 Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize the return to the shareholders through the optimization of the debt and equity balance.

The Group manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the six months ended 30 September 2020.

The Group has a subsidiary that holds a Type 4 and Type 9 license from the Hong Kong Securities and Futures Commission and is subject to minimal capital requirements. Other than this, the Group was not subject to any externally imposed capital requirements during the reporting periods.

36.5 Fair values measurements

36.5.1 Fair value hierarchy

Per IFRS 9, all financial instruments are initially measured at fair value plus or minus transaction costs in the case of a financial asset or liability not at FVTPL. This section explains the judgments and estimates made in determining the fair values of the financial instruments and non-financial assets that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments and non-financial assets into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

Fair value measurements using:
At 30 September 2020	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Recurring fair value
Financial assets at FVTPL:
- Listed investments	70,428	-	-	70,428
- Unlisted investments	-	-	400,000	400,000
Digital assets	633,382	-	-	633,382
Non-Recurring fair value measurements
Financial assets at amortized cost (a)	-	-	277,421	277,421

	703,810	-	677,421	1,381,231

Fair value measurements using:
At 31 March 2020	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Recurring fair value
Financial assets at FVTPL:
- Listed investment	49,011	-	-	49,011
- Unlisted investment	-	-	400,000	400,000
Digital assets	329,827	-	-	329,827
Non-Recurring fair value measurements
Financial assets at amortized cost (a)	-	-	977,421	977,421

	378,838	-	1,377,421	1,756,259

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

Note 36.5.1(a): This relates to an amount due from an associate (note 17) which was impaired in the year ended 31 March 2020 under the expected credit loss methodology. During the six months ended 30 September 2020, no further impairment was required based the repayment received of $700,000 and timely installment payments received subsequently after the period based on a repayment agreement.

36.5.2 Valuation techniques used to determine fair values

Below lists the valuation techniques and key inputs used by the Group to value its Level 3 financial assets. There has been no change in valuation technique during the six months ended 30 September 2020.

Investment	Amount USD	Valuation techniques and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value and sensitivity

Shadow Factory	200,000	Review of 12 month financial projections and discussions with management at 31 March 2020.	(i) Projected revenue growth and decline rate of 50%	(i): A slight increase in revenue decline rate used in isolation would result in a decrease in the fair value

Nynja	200,000	Discounted cash flow method at 31 March 2020.	(i): Discount rate of 12.5% (ii) Projected revenue growth and decline rate of 20%	(i): A slight increase in the discount rate or revenue rate used in isolation would result in a decrease in the fair value

Amount due from an associate	277,421	Confirmed future cashflows	N/A	N/A

36.5.3 Reconciliation of Level 3 fair value measurements

	30 September 2020	31 March 2020
	USD	USD
At 1 April	1,377,421	11,860,216
Additions	-	2,973,829
Reclassification (a)	-	(200,000)
Repayments	(700,000)	(814,572)
Impairment, through profit and loss	-	(12,440,538)
Adjustment for foreign exchange	-	(1,514)

At 30 September/31 March	677,421	1,377,421

Note (a): During the year ended 31 March 2020, there was a transfer of a financial asset between Level 3 to Level 1 due to the listing on an active market of the VOTE Tokens issued by Agora which allowed the Group to obtain a market value for the asset (note 15).

36.5.4 Financial assets and financial liabilities measured at amortized cost

The financial assets and financial liabilities in the table below are measured at amortized cost. Management believes the carrying amounts of these financial assets and liabilities measured at amortized cost approximate their Level 3 fair values.

	Notes	At 30 September 2020	At 31 March 2020
		USD	USD
Financial assets
Amounts due from related companies	18.2	12,392	12,392
Amounts due from shareholders	18.3	37,579	37,726
Client assets	19	3,380,334	543,910
Trade receivables	16.1	5,239	72,652
Other receivables	16.2	271,350	522,458
Total		3,706,894	1,189,138

Financial liabilities:
Amount due to an associate	17.2	900,046	-
Amounts due to directors	18.4	2,656	374,604
Amounts due to shareholders	18.6	49,549	1,686
Loans from shareholders	18.5	-	10,711,563
Notes payable	28	-	675,000
Redemption liability	33	35,263,363	-
Client liabilities	19	3,380,334	543,910
Other payables and accruals	27	12,387,669	9,714,932
Total		51,983,617	22,021,695

37 SUBSEQUENT EVENTS

On 2 October 2020, the Group settled the redemption liability of $35,263,363 with the cash held in the Trust account.

On 2 October 2020, the Company issued shares to SRAX as payment in-kind to for services with fair value of $190,000. On the same day the Company also issued shares to Chardan Capital Markets LLC shares in settlement for services with fair value of $95,160.

On 5 January 2021, the first earnout milestone was achieved as the share price of the Company exceeded $15 for 5 days out of 20 resulting in the Company issuing 3,000,000 shares to the former shareholders of Diginex HK and 30,000 shares to a service provider to the Transaction.

On 11 January 2021, the Company signed definitive agreements for a private placement capital raise of $38,575,035 which resulted in 2,571,669 of new shares being issued at $15.00 per share. The investors were also issued warrants to purchase up to an aggregate of 2,571,669 shares with a term of three years and an exercise price of $18.75 per share. Cash of $36,198,373 was received on 19 January 2021 net of expenses paid to service providers.